SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 10-SB/A-3

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                CORVU CORPORATION
                 (Name of small business issuer in its charter)

MINNESOTA                                                        41-1457090
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

                   3400 West 66th Street, Suite 445, Edina, MN
                 55435 (Address of principal executive offices)

Issuer's telephone number, including area code:  (612) 944-7777

           Securities to be registered under Section 12(b) of the Act:

                                      None


        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $.01 par value per share

     To simplify the language in this registration statement, references to "We", "Us", "Our", "CorVu", the "Company" or the "Surviving Company" refer to CorVu Corporation and its wholly-owned subsidiaries.



                                     PART I


ITEM 1:  DESCRIPTION OF BUSINESS

Business Development

         We are a holding company that develops and sells business performance management software products and related professional services through our subsidiaries: CorVu North America, Inc. (incorporated in Minnesota, responsible for North and South America); CorVu Plc. (incorporated in Great Britain, responsible for Europe), and CorVu Australasia Pty. Ltd. (incorporated in Australia, responsible for the Australian-Pacific region). Recently, CorVu Plc incorporated a subsidiary, CorVu Benelux B.V., under the laws of the Netherlands, and is in the process of forming another subsidiary, CorVu Deutschland GmbH, under the laws of Germany.

     We are the company surviving the merger between CorVu Corporation and Minnesota American, Inc.

     Minnesota American, Inc. was incorporated in Minnesota as J.B. Goodhouse on September 29, 1983. On April 28, 1988, it changed its name to Lockermate Corporation, on October 20, 1992 to Minnesota American, Inc. The principal assets of Minnesota American, Inc. consisted of the capital stock of its subsidiaries, LockerMate Corporation and Favorite Memories, Inc. The shares of Minnesota American, Inc. were quoted on the Over-the-Counter Bulletin Board (OTCBB) of the National Association of Securities Dealers (NASD) under the symbol "MNAC".

     CorVu Corporation was incorporated in Minnesota as "CorVu International" on September 15, 1995 and changed its name to "CorVu Corporation" on August 29, 1996. The shares of CorVu Corporation were privately held.

     Throughout 1999, both Minnesota American, Inc. and CorVu Corporation engaged in preliminary discussions with various third parties concerning possible strategic transactions and / or investments. The negotiations between both companies started in the fall of 1999. On November 17, 1999, the companies entered into a formal "Agreement and Plan of Reorganization". The following transactions were carried out to complete the merger:

1. On January 13, 2000, the shareholders of CorVu Corporation approved the merger of CorVu Corporation with Minnesota American, Inc.

2. Minnesota American, Inc. ceased operating its subsidiary Favorite Memories, Inc., as a going concern effective November 30, 1999.

3. Minnesota American, Inc. obtained shareholder approval for the sale of its LockerMate subsidiary, and closed the sale of that subsidiary, on January 14, 2000, thus concluding its pre-merger business activities;

4. On January 14, 2000, Minnesota American, Inc. obtained shareholder approval for its merger with CorVu Corporation and the amendment of its Articles of Incorporation to change its name to "CorVu Corporation";

5. The companies consummated the merger on January 14, 2000 by filing Articles of Merger with the Minnesota Secretary of State.

     The merger did not affect the issued and outstanding shares of common and preferred stock of Minnesota American, Inc. As a result of the merger, CorVu Corporation shareholders received 1.125 shares of common stock of our Company for each share of common stock they held. These shares, which we call "Merger Shares", were not registered under the Securities Act of 1933 and are subject to a Registration Rights Agreement. After the merger, shareholders of CorVu Corporation hold about 74% of the issued and outstanding stock of our Company. Our Company will continue the business of CorVu Corporation. The common stock of our Company was quoted on the OTCBB under the symbol "CRVU" until the end of business on February 9, 2000. However, since January 4, 1999, quotations on the OTCBB have been limited to the securities of companies that report their current financial information to the SEC, banking, or insurance regulators. Our securities were no longer eligible for quotation on the OTCBB as of market open on February 10, 2000. We are filing this registration statement to become a reporting company under the Securities Exchange Act of 1934. As soon as the registration statement has become effective and the SEC has cleared us of further comments, we intend to seek reinstatement of quotations of our stock on the OTCBB and immediately, apply for trading on the Nasdaq National Market. However, there is no guarantee that our application will be approved.


Business of Issuer

(i) Our Principal Products and Services

         CorVu is a provider of Enterprise Business Performance Management and Balanced Scorecard software products.

         Business performance management is a process by which an organization seeks to define its strategy, measure and analyze its performance, and ultimately manage improvements to enhance performance. In recent years several methodologies have arisen for managing organizational performance. To our knowledge, none of the methodologies supported by CorVu products are protected under intellectual property law. Each methodology represents an approach to measuring an organization's performance against strategic goals and specific performance targets. Our customers use our products to implement one or more performance management methodologies of their choice. One of these methodologies is known as "Balanced Scorecard".

         The Balanced Scorecard is a performance management methodology first introduced by Dr. Robert Kaplan and Dr. David Norton in their 1992 Harvard Business Review article, "The Balanced Scorecard - Measures that Drive Performance." The Balanced Scorecard recognizes four dimensions as integral for developing an enterprise view of performance: financial, customer, internal and innovation. The Balanced Scorecard is a business performance management system designed to enable the management of an organization to translate its mission statement and strategy into specific goals and measurements. Management then may communicate these goals and measurements throughout the entire organization by using any means management considers appropriate, to provide guidelines for an employee's contribution to the performance of the organization.

         We generate revenues in three areas: (1) sale and licensing of our software products; (2) consulting and training services (we refer to these services as "professional services"); and (3) maintenance agreements entered into in connection with the sale and licensing of our products.

         Our Products

         Our software products are designed to enable our customers to better measure and analyze their information in order to achieve strategic objectives and improve business performance through two basic products, CorBusiness and CorManage. We shipped the version 4.1 of both products to approximately 50 customers worldwide in February 2000. As of April 2000, the version was available to customers upon special request, through our password-protected and secure website. CD Roms containing version 4.1 are currently in production; the general release of the version is expected to occur at the end of May 2000. The following product descriptions are those of the 4.1 version of the products. Customers who have licensed previous versions of these products and who have active maintenance agreements receive these 4.1 versions at no additional charge.

CorBusiness is designed to address the needs of the data warehousing and business intelligence market.

         Data warehouses are databases designed specifically for accessing and analyzing information. They may be described as a "copy" of an organization's transaction database. Such databases have grown in popularity over the last few years as organizations are finding it more critical to understand and utilize their information resources. The term Business Intelligence (BI) generally refers to the process of accessing and analyzing such information in order to develop a more comprehensive understanding of one's organization and thus, to make more informed decisions. CorBusiness includes end-user query/reporting (i.e., information access and reporting), On-Line Analytical Processing ("OLAP") analysis (i.e., the multidimensional analysis of information, viewing data from many different perspectives and cross examinations) and executive dashboards (i.e., collections of many key performance indicators presented on a single screen through a simple graphical representation). The application modules are as follows:

         Graphical Analysis - designed to empower users with easy ad-hoc access to data. Once retrieved, users can access various levels of their data to explore and analyze information more easily and more comprehensively. Such ad-hoc analysis is designed to enable users to uncover and understand trends that may be hidden in the data.

         Informative visual reports created with the help of the graphical analysis module may include

         - an unlimited amount of headers and footers;

         - aggregates, i.e., sums, averages, counts, etc.;

         - conditional color-coding, i.e., red numbers indicate poor performance, green numbers indicate good performance; and

         - the ability to view summary information first and double-click on specific data to reveal information on various levels of details.

         Users can arrange the available information in a variety of graphical presentations, e.g. in the form of a "pie chart" or as a column chart. Graphs may also be "rotated" for 3-dimensional viewing, giving users a more complete visual understanding of the information. Report Writer - designed to provide the more sophisticated user with the ability to produce

         - composite reports including both data and graphics;

         - calculations such as sums, averages, and counts on several levels;

         - graphic images, and other multimedia objects, such as video or audio clips.

         The module is intended to allow quick and easy formatting of data, even for financial reporting layouts. Users who generate a report with the help of this Report Writer can tightly integrate the report with an existing application.

         Executive Alerts - designed to enable executives to quickly and graphically monitor those performance measures that they consider to be important for their business. Simple visual presentation is meant to provide more immediate information regarding the health of an enterprise. As with other CorVu modules, users may access various levels of data by simply clicking on the graph to view specific sub-groups and constituents of the graph. This capability may be important for decision makers who need the appropriate level of detail to answer specific business questions.

CorManage is designed to satisfy various demands of the Business Performance Management market - such as the ability to link specific performance measures to specific strategic objectives; and the ability to identify the impact one strategic objective may have on another within the organization. CorManage combines the CorBusiness application - described above - with an offering based on the Balanced Scorecard methodology - including forecasting, strategic modeling and what-if analysis. In addition to the CorBusiness application, CorManage includes:

         Forecasting - Unlike query and reporting tools, which tell users what has happened in the past, this business tool intends to assist users in more accurately predicting future events.

         Our Forecasting module is designed to examine the past and to apply selected statistical methods, strategies and parameters to predict future trends and events. Once created, users can modify forecasts as desired and use them in other programs.

         Impact Analysis - This module is designed to provide "what-if" analysis for simulated business modeling. "What-if" business models are simulations based on hypotheses posed by the users. Users then analyze these simulations to help predict future trends and events. They also assist users in testing business plans and measuring the business impact prior to implementation. Model simulations are comparable to historical data or other models using CorVu's graphical formats and analytical features that integrate Enterprise Business Performance Management concepts with traditional Business Intelligence functions.

         Balanced Scorecard - This module is designed to combine strategic measurement and management systems and provide current performance results and analysis. Our Balanced Scorecard products are intended to give users the ability to translate strategic and organizational objectives into individual performance measures, as well as show individual employees ways to contribute to the overall performance of the organization. CorVu's Balanced Scorecard products enable executives to link performance results with processes that may drive those same results, and to learn how to leverage the value of all other information technology applications.

Our CorVu WebServer is designed to give access to each of these applications via the worldwide web. From a Windows browser users can access the various CorVu products to track overall performance with the Balanced Scorecard, access Executive Alerts, produce queries and reports, perform OnLine Analytical Processing (OLAP) analysis, interrogate business forecasts and "what-if" scenarios.

CorVu's client products are available for Windows 95/98, WindowsNT and Linux. CorVu's server products are available on WindowsNT, UNIX, and Linux. All pricing is based upon the number of users licensed under the agreement with the respective customer.


CorVu software products contain the following essential components:

         CorVu Knowledge Library - is designed to present the end-user with database information in common terms rather than in technical computer jargon.

         CorVu Server - with support for UNIX and Windows-NT, the CorVu Server is designed to allow CorVu users to process and analyze larger volumes of data, since it utilizes the power of large, server-based computers to process data, rather than the users' desktop computers.

         CorVu Gateway - is designed to provide each end-user with access to all data included in the customers' systems.

         CorVu Intelligent Scheduler - designed to enable users to effectively manage when their queries and reports will run. This allows users to have repetitive reports - such as monthly financial statements run automatically at predetermined intervals.

Professional Services
In an effort to assist our clients in implementing Enterprise Business Performance Management software, we have developed the RapidROI Program which consists of consulting, installation, implementation, and training services. The program is designed to facilitate the implementation and use of our products in the organizations of our customers and thus, to establish long-term relationships with our customers. In the RapidROI program, CorVu consultants work with customers through a step-by-step process, confirming customer satisfaction at each stage prior to moving on. This process typically entails the following steps:

         Initial Interview - CorVu consultants conduct interviews with client personnel to be able to define the client's expectations and needs.

         Design - CorVu consultants work with client personnel to design an implementation agenda which the client approves as appropriate for its needs.

         Implementation - Installation and setup of the CorVu products ordered.

         Training - While much training occurs at each individual stage, most customers consider the assistance of consultants especially helpful when they start to use CorVu's software products. Administrative training occurs primarily during the implementation stage.

         Performance Tuning - Depending on the individual customer, the adaptation of the specific CorVu product may prove necessary.

While each of these stages may be required in varying degrees, our company attempts to provide customized services to our customers to make the implementation of our products a success.

Maintenance Agreements
We also provide support services to customers with "Software Maintenance Agreements". Such customers are entitled to:

         o New Versions of CorVu Software
         o Help Desk Support Services
         o Online Support Services

A Software Maintenance Agreement is meant to give customers access to our help desk staff when the customers experience a software problem or have any questions regarding the use of our products. Customers with Software Maintenance Agreement may reach our help desk staff via telephone, e-mail or through our home page on the World Wide Web (www.corvu.com). The services provided through the World Wide Web are designed to make it easier for customers to answer questions and solve problems without the need for direct assistance from our support personnel.

(ii) Market for our Products and Services

Our management believes that the market for our products and services includes small, medium and large corporations across all industry segments. Regardless of size, all organizations are concerned with improving their performance. Various analyst organizations agree that performance management concepts, such as the balanced scorecard methodology, may be a way to achieve such performance improvement.

Our currently available information suggests that 40% of our customers are active in the manufacturing and distribution sectors. Over the last 12 to 24 months we have been able to increase our sales to organizations in other sectors, such as financial services, insurance, healthcare, pharmaceuticals, telecommunications, and government and other segments of the public sector.

(iii) Distribution of our Products and Services

CorVu products and services are sold through our subsidiaries' sales offices and through "Value Added Resellers", distributors and marketing alliances.

         Our Sales Offices - Our subsidiaries have sales offices in the U.S. in Boston, New York, Washington, D.C., Atlanta, Cincinnati, Chicago, Minneapolis, Dallas, Los Angeles and San Francisco. In Europe, our sales offices are located in London, Sheffield, Rotterdam, Munich and Stockholm. Sales offices for the Asian-Pacific region have been established in Sydney, Melbourne, Perth and Auckland. Direct sales activities are concentrated on Fortune 2000 accounts.

         Value Added Resellers (VARs) - Our VARs are software companies with industry applications that sell our software products in conjunction with their own products. Some VARs will private-label CorVu products. Current VARs offer CorVu products into a variety of industries, including manufacturing, distribution, warehouse logistics, healthcare, insurance, mining, power/utilities, and human resources. Under the typical agreement between a VAR and one of our subsidiaries, the VAR receives the non-exclusive license to sell the software products specified in the agreement and to grant sublicenses for the use of such software to users of the VAR's applications. The license fees paid by a VAR are a percentage of our standard license fee for the use of our software and may be increased at our discretion upon 30 days prior written notice. Any of the parties may terminate the agreement without giving any reason by giving written notice 90 days prior to the termination date. A typical VAR agreement would have a three year term.

         Distributors - CorVu distributors are companies that sell technology into geographic regions where CorVu has no physical presence. Currently we have distributors located in Brazil, the Czech Republic, Indonesia, Mexico, Norway, the Philippines, Saudi Arabia, Singapore, South Africa, South Korea, Sri Lanka, and Thailand. Our subsidiaries typically grant to their distributors the non-exclusive license to sell the software products specified in the distributor agreement and to grant sublicenses for the use of such software. The fees a distributor has to pay are a percentage of our standard license fee for the use of our software and may be increased at our discretion upon 30 days prior written notice. The agreement may be entered into for a five year term, termination usually requires cause such as nonperformance.

         Alliance Partners - Our "Alliance Partners" are companies that provide both technology and management consulting and implementation services but, typically do not actually sell software. They recommend CorVu products as a service to their clients. The Alliance Partners often provide great influence into large corporate sales. Smaller regional alliances with such firms also provide influence into smaller and mid-size companies in the partner's locale. Such Alliance Partners maintain no financial relationship with CorVu in that they do not receive fees in exchange for their recommendations. The Partners benefit from such recommendations because we will, if the occasion arises, refer management consulting services to them.

Historically, approximately 10% of our annual revenues have been received through distributors, and 32% through VARs. Alliance Partners - as a group and on an individual basis - do not currently account for a quantifiable part of our business.

(iv) Competition

         We are unaware of competitors whose products perform all of the functions performed by our products. However, there are competitors whose products perform certain of the functions performed by our products, but do not integrate all the functions performed by our products into one product. We compete in the market for Business Intelligence (BI) software, and focus especially on one Business Intelligence application, the Balanced Scorecard methodology of performance management.

         Business Intelligence (BI) - Business Intelligence is the term generally applied to the process of accessing and analyzing information. Our product "CorBusiness" is designed to address these needs. Some of the competitors we encounter in this market are Cognos, Business Objects and Brio.

However, our management believes that these competing products focus only on specific business intelligence features, such as end user query and reporting, or sophisticated programmer reporting, or multidimensional information analysis. In contrast, CorVu products are designed to offer a suite of integrated applications covering all of the business intelligence features mentioned above.

         To the best knowledge of our management, the most recent analysis of the market for Business Intelligence (BI) Software is Dataquest's "Business Intelligence Software Market Share: 1998", published July 19, 1999. That study predicts that the market for such software will develop as follows:

Business Intelligence Five-Year Forecast (Millions of U.S. Dollars)

BI Category                         1998      1999      2000       2001      2002       2003       CAGR(%)
-----------------------           -------    ------    ------     ------    ------     ------      ------
Query Reporting & OLAP             910.8     1086.6    1363.7     1681.5    2058.1     2465.6        22.0
Advanced BI Device Tools           572.3      734.8     991.3     1316.4    1714.0     2183.6        30.7
BI Applications                    603.2      879.1    1267.6     1765.3    2408.6     3186.0        39.5
Data Mining                         60.2       73.8      67.9       63.1      57.5       52.4        -2.7
Total BI                          2146.5     2774.4    3690.6     4826.3    6238.3     7887.6        29.7

         The study also indicates the market share of CorVu and its competitors, respectively. The following percentages are based upon annual software license revenues.

Market Share by Vendor

Vendor                      1996              1997             1998
---------------             ----              ----             ----
Cognos                       5.9              5.5               5.6
Business Objects             5.1              4.7               5.1
Brio                          .6              1                 1.4
CorVu Corporation             .2               .3                .3


         Balanced Scorecard - The Balanced Scorecard is one of several Business Intelligence methodologies. In its aforementioned study, Dataquest therefore included estimates for the market size of Balanced Scorecard applications in the category "BI Applications". To our knowledge, there are no market analyses available which describe separately the market share of the various Business Intelligence applications, such as the Balanced Scorecard.

         Our management is aware of only a few companies offering software based on the Balanced Scorecard methodology. We consider Hyperion, Gentia, and Panorama Business Views to be our most important competitors in this area. However, we are not aware that they also offer products that tightly integrate business intelligence applications with their Balanced Scorecard software. A few vendors of applications that are designed to automate an entire organization (also called "Enterprise Resource Planning" or "ERP" vendors) have recently announced initiatives to offer balanced scorecard applications. We are not aware that they intend to sell their products outside of their existing client base. To our knowledge, these products are designed to work only with performance data contained within the application already installed by the ERP vendor. Our management therefore does not consider these vendors' products to be competitive with our products in the market. On the contrary, we believe that their entry into this market may actually benefit our Company by validating the market for balanced scorecard software products. Their announcements may attract attention to these products and actually raise the awareness of CorVu in the market.

         Our management believes that our products are competitive due to features such as ease of deployment, low overhead and administration, ease of use, integrated application suite, and appeal to broad user requirements.

(v) Our Customers

         Over 2100 customers worldwide have licensed CorVu products. These include companies like Citibank, American Express, Ford Motor Company, St. Jude Medical, British Customs and Excise, Australia Dept of Veterans Affairs and US Census 2000. The most revenue that any single customer or partner has contributed to CorVu on an annual basis is about 6%. In the past, several of our customers have ordered additional software and services. These additional orders have occurred within a non-predictable time frame, that is, from a few months of the original order up to a few years after that order. The additional orders typically have been either (a) the addition of users for new projects, departments, divisions etc. within a given customer, or (b) the purchase of new products as these become available. Our management estimates that such repeat business accounts for approximately 5% of our annual license revenues.

(vi) Intellectual Property

         Due to the length of the patent application procedure on one hand and the necessity to continually develop and improve our software products on the other hand, we have not sought patent protection for any of our products. However, an application for registration for the trademark "Managing Business Performance" is pending with the U.S. Patent and Trademark Office. In Brazil, Colombia, Mexico and Venezuela, applications for registration of the trademark "Corvu Managing Business Performance" which includes our Company's logo are pending. Once granted, the trademarks in the U.S. and in the named Southern American Countries will have a duration of ten years, with the possibility of renewals for like terms. In Australia, a trademark for "CorVu Your Window Into the Future" and its design is registered. This trademark will be up for renewal in 2005.

         Contracts under which we license the use and/or sale of our products, include confidentiality clauses to protect our products and any information in connection with them as trade secrets.

(vii) Research and Development Activities

         In fiscal 1998, we spent a total amount of $515,100 on research and development activities, in fiscal 1999, a total of $628,741. None of these costs were borne directly by any customer.

(viii) Our Employees

         As of January 15, 2000, we employed 114 people in our Company and our subsidiaries around the world. Fifty-seven of these employees worked in Sales and Marketing, 30 provided professional services such as training and general product assistance, 12 worked in product development and 15 provided general administrative services. All of our employees are working full-time.


RISK FACTORS

         Our operations and our securities are subject to a number of risks, including but not limited to those described below. If any of the following risks actually occur, the business, financial condition or operating results of our Company and the trading price or value of our securities could be materially adversely affected.

SINCE FEBRUARY 10, 2000, OUR SECURITIES ARE NO LONGER QUOTED ON THE OVER-THE-COUNTER BULLETIN BOARD.

         On January 4, 1999, the Securities and Exchange Commission (SEC) approved amendments to the applicable NASD Rules to limit quotations on the Over-The-Counter Bulletin Board (OTCBB) to the securities of companies that report their current financial information to the SEC, banking, or insurance regulators. This new Eligibility Rule provides that, in order for a security to continue being quoted on the OTCBB, the issuer must be required to make periodic filings with the SEC, or with banking or insurance regulators, and be current with those filings. The NASD will affix a modifier "E" on the security symbol of any securities issuer that does not meet the requirements of the Eligibility Rule. Once an issuer which is required to make filings with the SEC is deemed not to be in compliance with the Eligibility Rule, the issuer's security may continue to be quoted on the OTCBB for a 30 day grace period from the date that the "E" modifier was appended on the security symbol.

         The NASD affixed the modifier "E" to the security symbol of Minnesota American, Inc. on January 10, 2000. As of market open on February 10, 2000, our securities were no longer quoted on the OTCBB. However, some broker-dealers are permitted to publish or submit quotations in other quotation mediums, including the National Quotation Bureau's Pink Sheets. After this registration statement has become effective on April 3, 2000 and the SEC has cleared us of further comments, we intend to apply for trading on the Nasdaq National Market. However, there is no guarantee that our application will be successful.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE

         Future sales of substantial amounts of our stock in the public market, or the perception that these sales may occur, as well as the exercise of outstanding options and warrants could adversely affect the market price of our stock.


         As of May 8, 2000, 19,500,654 shares of our common stock were issued and outstanding. As of May 8, 2000, options to purchase approximately 3,826,250 shares of our common stock and warrants to purchase 1,394,697 shares of CorVu common stock were outstanding; warrants to purchase 583,125 shares of common stock give their holders demand and/or piggy back registration rights. (The number of options might change slightly due to the conversion of pre-merger CorVu options at a rate of 1.125; under the merger agreement, the number of option shares will be rounded down to the nearest whole number.) 1,792,818 of the options and all of the warrants were exercisable as of March 15, 2000. In a private placement that ended on April 13, 2000, a total of 100,000 shares of common stock at $4 per share, plus warrants to purchase a total of 30,000 shares of common stock at exercise prices ranging from $4 to $5.50 to $7, were sold for an aggregate amount of $400,000. The investors in the private placement received demand registration rights covering both the shares of common stock and the shares underlying the warrants.

         At its meeting on March 17, 2000, our board of directors declared a warrant dividend: all shareholders of record on April 28, 2000 will receive for each ten shares of common stock they hold a warrant to purchase one share of common stock of CorVu at an exercise price of $8. Corvu may cancel the warrants within 30 days after giving notice to the warrant holders if CorVu's stock closed at $12 or higher for at least ten (10) consecutive trading days. The warrant dividend might induce some option holders and warrant holders, respectively, to exercise their convertible securities to take advantage of the warrant dividend which would increase the number of issued and outstanding shares before the record date for the dividend. Moreover, CorVu intends to register the shares underlying the warrant dividend for resale, thus providing an incentive for the exercise of the warrants received as a dividend which would further increase the number of issued and outstanding shares of common stock.

         In addition, CorVu's board of directors approved the registration of 1,000,000 shares of common stock to be offered by means of an underwritten public offering as soon as this registration statement has become effective and the SEC has cleared CorVu of further comments.

WE HAVE EXPERIENCED HISTORICAL LOSSES AND ARE IN NEED OF ADDITIONAL FINANCING TO SUPPORT OPERATIONS


         In fiscal year 1998 (ended June 30, 1998), CorVu Corporation incurred net operating losses in the amount of approximately $1.29 million and in fiscal year 1999 in the amount of approximately $3.06 million. Under a loan agreement with a third party lender, a principal amount of about $1.4 million became due on December 15, 1999 and we did not have funds available to pay the note off. The outstanding principal and interest was subsequently not paid on December 16, 1999. Subsequently, we have repaid $600,000 and intend to retire the outstanding principal and accrued interest as soon as funds are available. The audit report dated December 3, 1999, except as to notes 4, 11, and 13, which are as of December 16, 1999, on our 1999 and 1998 consolidated financial statements, contains an explanatory paragraph that states that the company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern.

         The increase of CorVu's operating expenses through the fast expansion of CorVu's sales and support organizations significantly contributed to our losses. Other factors included increased expenses for product development and marketing including advertising. We expect to continue to significantly increase our operating expenses to further expand our marketing operations. We also expect to continue to increase our capital expenditures to further develop and maintain our proprietary software. We will require additional funds to finance our future growth. We cannot assure you that we will successfully negotiate or obtain additional financing, or that we will obtain financing on terms favorable or acceptable to us. We raised some additional funds through a private placement that ended on April 13, 2000, and we anticipate further offerings for the near future (see previous risk factor, "Future Sales of Our Common Stock"). On March 31, one of our directors loaned $300,000 to the Company which was to be repaid April 30. The loan was not repaid on that date, and has been extended to June 30, 2000. However, we intend to repay the loan as soon as funds become available. Our ability to obtain additional capital depends in part on market conditions, the national economy and other factors outside our control. Investors should be aware that raising the required amounts of capital will result in substantial dilution to current shareholders. However, if we do not obtain adequate financing or such financing is not available on acceptable terms, our ability to finance our expansion, develop or enhance services or products or respond to competitive pressures will be limited significantly. Our failure to secure necessary financing could have a material adverse effect on our business, prospects, financial condition and results of operations.


THE COMPETITIVE SITUATION IN THE MARKET FOR BUSINESS INTELLIGENCE TECHNOLOGY AND BUSINESS PERFORMANCE MANAGEMENT SYSTEMS MAY CHANGE THROUGH THE REORGANIZATION OF OUR COMPETITORS.

Companies with far higher revenues, greater market presence and substantially greater resources than our Company are interested and active in the market for Business Intelligence Technology and Business Performance Management Systems. To the extent these companies develop products that integrate the functions performed by our products into one product, we would face competitors that would pose a significant competitive threat in the market place.


WE DEPEND ON OUR ABILITY TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS

We believe that our trademarks and other proprietary rights are important to our success and competitive position. We rely on a combination of trademark, copyright and trade secret laws to protect our proprietary rights. One of our products is protected under a trademark registered in Australia. We have applied for trademark registrations in the United States and in some Latin American countries for some of our products. We cannot assure you that we will secure significant protection for our proprietary rights or that claims will not be made against us in connection with our proprietary rights. The actions we take to establish and protect our trademarks and other proprietary rights may be inadequate to prevent imitation of our services or products or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may develop similar technology independently or assert rights in our trademarks and other proprietary rights. The laws of other countries may afford us little or no effective protection of our additional property.


INTELLECTUAL PROPERTY CLAIMS AGAINST US CAN BE COSTLY AND COULD IMPAIR OUR BUSINESS

Other parties may assert infringement or unfair competition claims against us. We cannot predict whether third parties will assert claims of infringement against us, or whether any past or future assertions or prosecutions will harm our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could impair our business.


THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OPERATIONS

Our performance depends substantially on the continued services and performance of our senior management and other key personnel particularly Justin MacIntosh, our Chief Executive Officer. We have employment agreements with our executive officers. Our performance also depends on our ability to retain and motivate our key employees. We have relatively few senior personnel, and thus the loss of any single individual could interrupt our operations significantly. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will succeed in attracting and retaining such personnel. Our failure to attract and retain the necessary technical, managerial and marketing personnel could have a material adverse effect on our business, prospects, financial condition and results of operations.


WE ARE LARGELY CONTROLLED BY MANAGEMENT

Our officers and directors currently own or control a substantial majority of our outstanding common stock. If they act in concert, they will be able to exercise voting control over our Company for the foreseeable future and will be able to elect the entire Board of Directors, set dividend policy and determine our management affairs. This management control could preclude, or make it more difficult to effect, a sale or reorganization of our Company that is not on terms acceptable to our management.

ITEM 2:       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
              OPERATION

General

CorVu is an international provider of Integrated Business Intelligence and Business Performance Management software. Our Company designs, develops, markets and supports its management software products and its services through sales offices of our subsidiaries as well as through distributors, Value Added Resellers, and Alliance Partners. Sales and support offices belonging to our subsidiaries are located throughout the United States, Australia and Europe. See for details ITEM 1 (b), Business of the Issuer.

On January 14, 2000, the former CorVu Corporation merged with and into Minnesota American, Inc. In connection with the merger, Minnesota American, Inc., the company surviving the merger, changed its name to "CorVu Corporation". Minnesota American, Inc. had operated its business through two subsidiaries. Prior to the merger, Minnesota American, Inc. ceased to operate one of the subsidiaries and sold the other subsidiary, thus discontinuing all of its business activities. The Surviving Company continues to operate the business operated by the former CorVu Corporation before the merger. Accordingly, the discussion and analysis provided below focuses on the financial position and results of operations of the former CorVu Corporation.

Fiscal Year Ended June 30, 1999 versus June 30, 1998

REVENUES:
CorVu derives its revenues from three sources: (i) the sale and licensing of its software products; (ii) consulting and training services; and (iii) maintenance agreements in connection with the sale and licensing of software products. CorVu recognizes revenue in accordance with Statement of Position No. 97-2, Software Revenue Recognition, as amended by Statement of Position 98-9. Software license revenue is recognized when all of the following criteria have been met: there is an executed license agreement, software has been shipped to the customer, no significant vendor obligations remains, the license fee is fixed and payable within twelve months and collection is deemed probable. Maintenance revenues are recognized ratably over the term of the maintenance contract, typically 12 to 36 months. Consulting and other revenues are recognized when services are performed. CorVu's revenues which were comprised of (i) software and license fees, and (ii) maintenance, consulting, and other revenues, increased by $3,720,796, from $6,867,662 in fiscal 1998 to $10,588,458 in fiscal 1999, an increase of 54%. Software and license fee revenue increased by $2,178,991 (46%), from $4,688,895 in fiscal year 1998, to $6,867,886 in fiscal year 1999; maintenance, consulting, and other revenues increased by$1,541,805 (71%), from $2,178,767 in fiscal 1998 to $3,720,572 in fiscal 1999. CorVu's management attributes these increases to two factors: (1) The number of employees in CorVu's sales and marketing organization was increased from 24 employees in fiscal 1998 to 48 employees in fiscal 1999, and the number of professionals providing consulting, training and maintenance services, increased from 14 professionals in fiscal 1998 to 24 professionals in fiscal 1999. (2) In the middle of calendar year 1999, CorVu Corporation completed its development from being a seller of isolated software modules and tools to becoming a seller of comprehensive software offerings for an entire organization. This change in CorVu's marketing and sales strategy resulted in an increase in the average dollar value of each sale.

OPERATING EXPENSES:
Operating expenses increased by $5,492,845 (67%), from $8,157,119 in fiscal 1998 to $13,649,964 in fiscal 1999. CorVu reports operating costs and expenses on a departmental basis for the following departments: (i) maintenance, consulting, and other services; (ii) product development; (iii) sales and marketing; and
(iv) general and administrative department. All costs and expenses incurred by personnel of the respective department are included under the department's expenses.

Cost of maintenance, consulting and other expenses increased $825,404 (67%), from $1,238,733 in fiscal 1998 to $2,064,137 in fiscal 1999, due to the expansion of CorVu's professional service organization, from 14 professionals in fiscal 1998 to 24 professionals in fiscal 1999. The increase in product development costs by $113,641 (22%), from $515,100 in fiscal 1998 to $628,741 in fiscal 1999, was also caused by the employment of additional personnel (7 professionals in fiscal 1998 as opposed to 11 professionals in fiscal 1999). CorVu's management believes this investment to be necessary to ensure CorVu's competitiveness through the continuing development of new and the updating of old software products.

Sales and marketing expenses increased $1,641,470 (38%), from $4,289,869 in fiscal 1998 to $5,931,339 in fiscal 1999. The primary factor for the increase was the doubling of personnel in that area from 24 people in fiscal 1998 to 48 people in fiscal 1999. Other factors were increased expenditures for marketing including advertising, production of marketing material, and participation in trade show activity to increase the exposure of CorVu's products in the marketplace and to increase its market share.

General and administrative expenses increased $2,912,330 (138%), from $2,113,417 in fiscal 1998 to $5,025,747 in fiscal 1999. CorVu recorded non-cash expenses of $716,500 for (i) stock options CorVu had granted to employees below the fair value, based on the intrinsic value method, and (ii) options and warrants issued to third parties valued using the Black-Scholes pricing model. The remainder of the increase of $2,195,830 was caused by increased overhead expenditures such as salaries, wages and benefits for administrative personnel, office rent, equipment rent for computers and communication equipment, professional service fees such as audit and tax fees and corporate travel expenses.

INTEREST EXPENSE, NET:
Interest expense, net increased by $97,116 (51%), from $191,094 in fiscal 1998 to $288,210 in fiscal 1999, due to a $479,986 increase in borrowings under the note payable under an agreement with Integral Business Finance Pty Limited dated February 26, 1998. In addition, advances from certain directors increased by $680,000 during fiscal 1999.

NET LOSSES:
CorVu incurred net losses of $3,349,716 and $1,480,551 for the fiscal years ended June 30, 1999 and 1998, respectively.

Liquidity and Capital Resources

Total cash and cash equivalents decreased by $255,954 during fiscal 1999, from $287,289 as of June 30, 1998 to $31,335 as of June 30, 1999. Net cash used in operating activities was $1,391,656 for fiscal 1999. This was caused by the net loss during the year as discussed above. Net cash used in investing activities was $107,701 for fiscal 1999 reflecting the acquisition of office furniture and computer and office software and equipment as part of CorVu's worldwide expansion. Net cash provided by financing activities was $1,275,291 for fiscal 1999. Proceeds from the sale of common stock accounted for $216,471 of this activity. In addition, borrowings under the note payable increased by $479,986 and borrowings under director advances increased by $680,000 during fiscal 1999.

Working capital needs were funded using the following sources:
Note payable- In February 1998, CorVu's subsidiaries entered into a loan agreement with Integral Business Finance Pty Limited which was secured by its assets and the assets of the other subsidiaries. Borrowings under the loan increased during fiscal 1999 by $479,986 to a total of $1,407,000. The rate of interest was based on an index defined in the loan agreement plus 3% with interest due monthly. The interest rate on June 30, 1999 was 8.05%. In addition, there was a line fee of 1.25%, payable quarterly in advance. The loan was due on December 15, 1999. After the merger, the Surviving Company paid $600,000 to the lender. CorVu intends to repay the outstanding principal and accrued interest as soon as funds become available.

Director advances- During fiscal 1999, CorVu Corporation received a total of $680,000 of additional advances from certain directors. On June 30, 1999, a director converted a total of $790,000 of outstanding advances into common stock at a price of $2.00 per share. Subsequent to June 30, 1999, the Company repaid $330,000 of advances to certain directors. Immediately prior to the merger, outstanding director advances totaled $316,938. On March 31, one of our directors extended a short-term loan of $300,000 to CorVu; the Company intends to repay the loan as soon as funds become available.


Six Month Periods Ended December 31, 1999 versus December 31, 1998

REVENUES:
Total revenue for the first six months of fiscal 2000, ended December 31, 1999, increased by $1,042,316, from $4,987,243 in the first six months of fiscal 1999 to $6,029,559 in the first six months of fiscal year 2000, an increase of 21%. Software and license fee revenues increased $507,346 (16%), from $3,158,956 in fiscal 1999 to $3,666,302 in fiscal 2000. CorVu's management believes several factors are responsible for this increase. As described above, CorVu changed its sales and marketing strategy, in order to become a seller of comprehensive business software offerings for entire organizations. This has resulted in an increase in the average dollar value of each sale. In addition, the number of sales people employed increased substantially from 30 as of December 31, 1998 to 56 as of December 31, 1999. The increases discussed above were partially offset by other factors: (1) The sale of such comprehensive software products requires on the part of the sales force skills that are different from the skills the sales personnel employed previously for the sale of separate tools and modules. As a result, CorVu experienced temporarily a high turnover in its sales force. The new sales personnel did not contribute significantly to corporate revenues because they were not yet fully trained. (2) The described change in the sales and marketing strategy resulted in an extension of the sales cycle. (3) Many potential customers were in the final phase of their Y2K compliance work and therefore froze additional spending and implementation of new systems. Maintenance, consulting and other revenues increased by $534,970 (29%), from $1,828,287 in fiscal 1999 to $2,363,257 in fiscal 2000, due to the employment of additional service professionals to meet the demands of the increased customer base for both consulting and training services. In addition, annual maintenance fees continued to increase in line with the increased customer base.


OPERATING EXPENSES:
Operating expenses increased by $2,893,602 (50%), from $5,795,487 in fiscal 1999 to $8,689,089 in fiscal 2000.


Cost of maintenance, consulting and other expenses increased $523,587 (51%), from $1,025,247 in fiscal 1999 to $1,548,834 in fiscal 2000, and product development costs increased $239,258 (99%), from $240,596 in fiscal 1999 to $479,854 in fiscal 2000. These increases were primarily caused by the employment of additional professionals in both the consulting and training services, as well as in the research and development area.

Sales and marketing expenses increased $1,115,274 (41%), from $2,733,840 in fiscal 1999 to $3,849,114 in fiscal 2000, due to the higher number of employees working in that sector and other factors such as higher expenditures for marketing including advertising, production of marketing materials, and participation in trade show activities.


General and administrative expenses increased $1,015,483 (57%), from $1,795,804 in fiscal 1999 to $2,811,287 in fiscal 2000. CorVu recorded non-cash expenses of $354,950 for stock options granted to employees at exercise prices below fair value based on the intrinsic value method. The remainder of the increase of $660,533 was caused by increased overhead expenditures such as salaries, wages and benefits for administrative personnel, office rent, equipment rent for computers and communication equipment and corporate travel expenses.


INTEREST EXPENSE, NET:
Interest expense, net increased by $242,252 (200%), from $120,787 in fiscal 1999 to $363,039 in fiscal 2000. In November 1999, the Company entered into two loan agreements with third parties totaling $500,000. The agreement allowed the holder to convert the debt into common stock at any time at a conversion rate of $2 per share. In addition, the loan was automatically convertible into common stock upon the closing of the merger with Minnesota American, Inc. The loan agreements also called for the issuance of warrants to purchase up to 450,000 shares of common stock at an exercise price of $.01 per share. The increase in interest expense, net was caused by the recording of approximately $271,000 of non-cash interest expense charges related to this debt instrument. The non-cash charges were required to (1) reflect the difference between the $2 per share conversion price included within the agreements and $3 per share, the Company's estimate of the fair value of the stock on the date of issuance and, (2) reflect the fair value of the warrants attached to the debt instrument using the Black-Scholes pricing model over the period the bridge loan was outstanding during the period.


NET LOSSES:
CorVu Corporation incurred net losses of $929,031 and $3,022,569 for the six-month periods ended December 31, 1998 and 1999, respectively.



Liquidity and Capital Resources

Total cash and cash equivalents increased by $196,579 during the six-month period ended December 31, 1999 from $31,335 as of June 30, 1999 to $227,914 as of December 31, 1999. Net cash used in operating activities was $1,703,629 for the period ended December 31, 1999. This was caused by the net loss during the period as discussed above. Net cash used in investing activities was $39,187 for fiscal 2000 reflecting the acquisition of office furniture and computer and office software and equipment as part of the Company's expansion. Net cash provided by financing activities was $1,901,996 for the period ended December 31, 1999. Proceeds from the sale of common stock at $2 per share accounted for $1,459,752, net of financing costs. In addition, the Company collected a stock subscription receivable in the amount of $250,000 and entered into a $500,000 bridge loan facility as discussed above. Additionally, the Company repaid director loans in the amount of $293,006.

In January 2000, prior to the merger, CorVu raised a total of $200,000 from the sale of common stock (priced at $2.00 per share). After the merger, CorVu sold to two accredited investors 500,000 shares of common stock plus 300,000 common stock warrants exercisable at prices from $2 to $8 per share, for a total purchase price of $1,000,000. In March and April 2000, the Company sold to four accredited investors a total of 100,000 shares of common stock, together with warrants to purchase up to 30,000 shares at prices ranging from $4 to $7 per share, for a total purchase price of $400,000. On March 31, CorVu received from one of its directors a short-term loan for the principal amount of $300,000 to satisfy its working capital needs. The Company intends to repay this loan as soon as funds are available. In addition, CorVu's management intends to undertake one or several of the following activities: (1) continue to increase CorVu's revenues from software licenses and other revenue sources; (2) increase the level of indebtedness; (3) solicit additional equity investment in the Company; (4) reduce operating costs, as deemed necessary, in the event the sales of product licenses and / or additional equity or debt financing do not generate adequate proceeds. CorVu's management believes that these activities, combined with the recent financing transactions and the financing activities described above under "Future Sales of Our Common Stock ..." , will generate sufficient cash flows to sustain CorVu's operations through the end of fiscal 2000.

ITEM 3:  DESCRIPTION OF PROPERTY

Our corporate headquarters are located at 3400 West 66th Street, Edina, Minnesota. On June 1, 1998, we entered into a sublease agreement that will expire on August 31, 2002, to rent approximately 6,271 rentable square feet. Pursuant to the sublease agreement, we make monthly base rent payments of approximately $5,497.58. In addition to the rent payments, we reimburse the sublandlord all amounts that may become due under the lease between the landlord and our sublandlord, for any operating costs allocable to our premises based upon the rentable square foot office area allocable to our premises. Total monthly rent payments amount to approximately $10,700. The premises include a reception area, conference and training rooms, as well as executive and administrative offices.

The major regional centers of our subsidiaries are located in Sydney (Australia) and London (Great Britain). Total monthly rent payments for the Sydney office amount to about $10,700, for the London office to approximately $7,200. These amounts are subject to variations due to the applicable exchange rates. The lease agreements vary concerning terms and conditions, and are subject to the applicable local law.


ITEM 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information as of May 8, 2000 concerning the beneficial ownership of our Company's common stock by (i) each director of the company, (ii) the named executive officers in the summary compensation table,
(iii) the persons known by the company to own more than 5% of the company's outstanding common stock, and (iv) all directors and executive officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them.

Name or                               Number of Shares    Percent of Common
Identity of Group                     Beneficially Owned  Stock Outstanding(1)
------------------                    ------------------  -------------------
Edward S. Adams (2) (3)                       604,603          3.07%
David C. Carlson (2) (4)                      191,250           *(5)%
Ismail Kurdi (2)                            1,175,625          6.03%
Justin M. MacIntosh (2) (6)                 8,829,701         44.26%
James L. Mandel (2) (7)                       224,061          1.15%
Pierce A. McNally (2) (8)                     405,985          2.08%
Alan M. Missroon (2) (9)                      157,500          *(5)%
Directors and executive
   officers as a group                     11,588,725         56.39%

Opella Holdings Limited (10) (11)           7,541,733         38.67%
Troy Rollo (12) (13)                        1,023,950          5.24%
Rollosoft Pty Ltd (12) (14)                   982,325          5.04%
Dominic K.K. Sum(10)(15)                    7,541,733         38.67%

(1) The percentages are calculated on the basis of 19,500,654 shares of common stock of the Surviving Company. In addition, for each person or group, any securities that the person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights, have been added to the total amount of outstanding shares of the Surviving Company.

(2)      Address: 3400 W. 66th Street, Suite 445, Edina, MN 55435.

(3) Mr. Adams' beneficial ownership consists of (i) 345,806 shares of common stock issued to Jon Adams Financial Co., L.L.P ("JAF") under its letter agreement with CorVu, dated May 12,1999, which are converted pursuant to the merger agreement into 389,031 shares of common stock of our Company, (ii) a warrant issued to JAF under the same letter agreement to purchase an additional amount of 185,572 shares of common stock of the surviving corporation at $5.3125 per share, and (iii) warrants issued to Equity Securities Investment, Inc. in connection with the private placement that ended on April 13, 2000 to purchase 10,000 shares of common stock at $4 per share, 10,000 shares of common stock at $5.50 per share, and 10,000 shares of common stock at $7 per share.

(4) Mr. Carlson's beneficial ownership consists out of 191,250 shares of common stock issuable under currently exercisable stock options.

(5)      Below 1%.

(6) Mr. MacIntosh's beneficial ownership includes 7,541,733 shares registered in the name of Barleigh Wells Limited (see also footnotes 12 and 16), 115,537 shares of common stock held by Blamac Holdings Limited, 450,000 shares of common stock issuable under currently exercisable stock options, and 81,420 shares of common stock held by Mr. MacIntosh's spouse as to which Mr. MacIntosh disclaims his beneficial ownership.

(7) Mr. Mandel's beneficial ownership includes 35,000 shares of common stock issuable under currently exercisable stock options, and 40,350 shares of common stock held by Mr. Mandel's spouse as to which Mr. Mandel disclaims beneficial ownership.

(8) Mr. McNally's beneficial ownership includes 299,938 shares of common stock held by McNally Family Investment Partnership, d/b/a Aldrich Investment Partnership, of which Mr. McNally and his spouse are the general partners, and 2,000 shares of common stock issuable under currently exercisable stock options.

(9) Mr. Missroon's beneficial ownership consists of 157,500 shares of common stock issuable under currently exercisable stock options.

(10) Address: c/o Tempio Corporate Consultants Limited, Suite 701, 7/F, 6-8 Pottinger Street, Central, HONG KONG.

(11) Opella Holdings Limited as trustee of The Asia Pacific Technology Trust is the beneficial owner of the shares registered in the name of Barleigh Wells Limited as street name holder. Opella Holdings Limited shares beneficial ownership of the shares with Mr. MacIntosh (see footnote 6) and Mr. Sum (see footnote 16).

(12) Address: C/-Crispin & Jeffery, Level 2, 57 Grosvenor Street, Neutral Bay NSW 2089, AUSTRALIA.

(13) Mr. Rollo's beneficial ownership includes 982,325 shares of common stock held by Rollosoft Pty. Limited (see footnote 15) and 41,625 shares of common stock issuable under currently exercisable stock options.

(14) Mr. Rollo is the sole shareholder, director and officer of Rollosoft Pty. Limited.

(15) Mr. Sum is the sole shareholder of Opella Holdings Limited (see footnote 12). The director of Opella Holdings Limited is Pio Services Limited whose sole shareholder is Tempio Group of Companies Limited which in turn is wholly owned by Mr. Sum. Pio Services Limited has two directors one of which is Mr. Sum.

ITEM 5:  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS

The following table sets forth the name, age and position of each person who serves as a director and/or officer of our Company as of January 15, 2000 (alphabetical order). Our directors serve for an indefinite term that expires at the next regular meeting of our shareholders, and until such directors' successors are elected and qualified, or until such directors' earlier death, resignation, disqualification or removal as provided by law.


        Name                       Age          Position
        ------------------         ---    -------------------------
        Ed Adams                   36     Director
        David Carlson              43     Chief Financial Officer; Director
        Ismail Kurdi               31     Director
        Justin MacIntosh           49     Chairman, President, Chief Executive
                                          Officer; Director
        James L. Mandel            43     Director
        Pierce A. McNally          50     Director
        Alan Missroon              36     Vice President Marketing; Director
        John Stout                 59     Secretary


Edward S. Adams (Director). Since August 1992, Mr. Adams has held various positions at the University of Minnesota Law School; currently, he is Associate Dean for Academic Affairs, Julius E. Davis Chair and Professor of Law and Director of the Center for Business Law and Enterpreneurship at the University of Minnesota Law School. In June 1996, Mr. Adams and a partner formed Jon Adams Financial Co., L.L.P. of which he remains a principal. Jon Adams has provided financial and business advice to our Company. In January 2000, Mr. Adams became the president and chief executive officer of Equity Securities Investments, Inc., a registered broker-dealer that has acted as CorVu's agent in various securities offerings in the recent past. In September 1999, Mr. Adams became a member of the board of directors of Virtualfund, Inc., a Minnesota corporation. Mr. Adams was elected to the board of directors of our Company in January 2000. He devotes a substantial amount of his time to CorVu's business affairs.

David C. Carlson (Chief Financial Officer; Director). Before joining CorVu Corporation as Chief Financial Officer in July 1996, Mr. Carlson gained extensive experience in the area of accounting and audits. He served from July 1979 to July 1984 in the audit division of Arthur Andersen & Co. From July 1984 to April 1989, he held the position of Controller and later, Vice President of Finance at Canterbury Downs, a horse racing facility. He joined the Minnesota Timberwolves, a professional sports franchise, in April 1989 as Controller, a position he subsequently held at a local health and fitness chain until May 1996; the sports franchise and the health and fitness chain were under common ownership. Mr. Carlson is responsible for all areas of financial management of our Company. He became a member of the board of directors of CorVu Corporation in December 1996 and was elected to the board of directors of the Company surviving the merger of CorVu Corporation into Minnesota American, Inc.
in January 2000.

Ismail Kurdi (Director). Mr. Kurdi received a Bachelor of Science from Boston University in May 1992. From September 1992 to September 1993, he was with Oxy USA, a subsidiary of Occidental Petroleum. In October 1993, he relocated back to England where he is a real estate developer and investor. He serves on the board of directors for several British property companies which are not reporting companies. Mr. Kurdi was elected to the board of directors of CorVu Corporation in December 1996 and was elected to the board of directors of the Company surviving the merger of CorVu Corporation into Minnesota American, Inc. in January 2000. He currently spends approximately 10% of his time on CorVu's business affairs.

Justin M. MacIntosh (Chairman, President, Chief Executive Officer; Director). After a career in the equity and real estate markets of Australia, Mr. MacIntosh founded MACS Software Company, a provider of business application software, in 1977. He served as Chairman and CEO of MACS until he founded the former parent company of CorVu in Australia in 1990. Since the incorporation of CorVu Corporation in Minnesota in September 1995, Mr. MacIntosh has served as Chairman, President and Chief Executive Officer, and as a director of the company. He was elected as director, Chairman of the Board, President and Chief Executive Officer of the Company surviving the merger of CorVu Corporation into Minnesota American, Inc. in January 2000.

James Mandel (Director). Mr. Mandel has been a director of Minnesota American since 1987. He has been the Chief Executive Officer and a director of Vicom Inc., a full service telecommunications company which is reporting to the SEC under the Securities Exchange Act of 1934 and is headquartered in Minneapolis, since September 1998. From January 1997 to September 1998, he was Chairman of Call 4 Wireless LLC and from January 1992 to February 1997, he served as a Vice President of Grand Casinos, Inc. Mr. Mandel was elected to the board of directors of Minnesota American, Inc. in September 1987. He currently spends approximately 10% of his time on Corvu's business affairs.

Pierce McNally (Director). Mr. McNally received an A.B. in History from Stanford University in 1971 and a J.D. (Order of the coif) from the University of Wisconsin in 1978. He is on the board of directors since December 1990. He served as Minnesota American's Chairman of the Board, Chief Executive Officer and Secretary from October 1994 to January 2000. He practiced corporate law at Oppenheimer, Wolff & Donnelly LLP from 1979 to 1985. Subsequently, Mr. McNally served as an officer and director of Midwest communications, Inc. through February 1992 when the company merged with CBS, Inc. He served as Chairman and Director of Corporate Development of Nicollet Process Engineering, Inc. from May 1995 until April 1999 when he retired from the board. Additionally, he has served and continues to serve on the boards of several U.S. corporations (including Vicom Inc., Personal Genie, Inc. and Rainy River Resources, Inc.) for the last seven years; one of these companies (Vicom Inc.) filed a Form 10 with the SEC on April 7, 2000; the other companies are not reporting companies. Mr. McNally currently serves as Chairman, Secretary and Director of LockerMate Corporation of Minnetonka, Minnesota. Mr. McNally has the capacity to devote considerable time to Corvu's business affairs.

Alan Missroon (Vice President Marketing; Director). Mr. Missroon gained his knowledge of the business intelligence market while working at Burroughs Corporation (Unisys) and during his eight years (from July 1987 to November 95) at IQ Software Corporation in which he became familiar with a variety of positions in sales, sales management, product design, and marketing. From December 1995 to December 1996, he worked at Praxis International. Mr. Missroon is responsible for worldwide operations, product positioning, market awareness, interfacing with trade press and analysts and other general marketing duties. He joined CorVu Corporation in January 1997 and was elected as one of the directors of CorVu Corporation in February 1997. He was elected to the board of directors of the Company surviving the merger of CorVu Corporation into Minnesota American, Inc. in January 2000.

ITEM 6:  EXECUTIVE COMPENSATION


Summary Compensation Table

         The following table sets forth all cash compensation paid or to be paid by CorVu, as well as certain other compensation, paid or accrued, during each of CorVu's last three fiscal years to the Chief Executive Officer and to the other executive officers whose total annual salary and bonus paid or accrued during fiscal year 1999 exceeded $100,000.


                                                                                 Long Term Compensation
                                                                          ------------------------------------
                                         Annual Compensation               Awards                    Payouts
                                   -----------------------------------    ------------------------------------
                                                                          Restricted                   LTIP       All Other
Name and Principal         Fiscal                                           Stock                     Payouts   Compensation
       Position            Year    Salary ($)   Bonus ($)    Other ($)    Awards ($)     Options        ($)        ($)(1)
-------------------------  -----   ----------   ---------    ---------    ----------     -------     ---------  ------------
Justin M. MacIntosh (2)     1999   412,000          --          --            --           --          --            --
  Chairman and Chief        1998   300,800          --          --            --         56,250        --            --
  Executive Officer         1997   291,000          --          --            --           --          --            --

David C. Carlson            1999   100,000          --          --            --         45,000        --            --
  Chief Financial Officer   1998   84,240         10,530        --            --         45,000        --            --
                            1997   78,000          7,800        --            --         67,500        --            --

Alan M. Missroon            1999   124,500          --          --            --         11,250        --            --
 Vice President Marketing   1998   114,500        25,020        --            --           -           --            --
                            1997    55,000        18,000        --            --        135,000        --            --


(1) Numbers adjusted by conversion ratio of 1.125 to reflect post-merger situation.

(2)  Includes salary from CorVu Australasia Pty. Ltd.


Option Grants During 1999 Fiscal Year

         The following table provides information regarding stock options granted during fiscal 1999 to the named executive officers in the Summary Compensation Table. The Company has not granted any stock appreciation rights.

                                                         Percent of Total
                                Number of Shares        Options Granted to       Exercise or
                               Underlying Options           Employees          Base Price Per
Name                             Granted  (1)             in Fiscal Year          Share (1)       Expiration Date
----                          -------------------      --------------------       ---------       ---------------
Justin M. MacIntosh                   ---                      ---                   ---                ---
David C. Carlson                     45,000                   3.51%                 $1.34            05/27/06
Alan M. Missroon                     11,250                   0.88%                 $1.78            03/13/06

(1) Number of shares and exercise price per share adjusted to reflect post-merger situation.

Option Exercises During 1999 Fiscal Year and Fiscal Year-End Option Values

         The following table provides information as to options exercised by the named executive officers in the Summary Compensation Table during fiscal 1999 and the number and value of options at June 30, 1999. The Company has no outstanding stock appreciation rights.

                                                                                                  Value of
                                                                    Number of                    Unexercised
                                                                   Unexercised                  In-the-Money
                                                                    Options at                   Options at
                                  Shares                          June 30, 1999                 June 30, 1999
                                 Acquired        Value             Exercisable/                 Exercisable/
Name                           on Exercise     Realized         Unexercisable (1)             Unexercisable(2)
----                           -----------     --------         -----------------             -------------

Justin M. MacIntosh                 --              --          56,250 exercisable                $148,640
                                                                 0 unexercisable                     $0

David C. Carlson                    --              --         135,000 exercisable                $497,139
                                                               22,500 unexercisable                $99,506

Alan M. Missroon                    --              --         112,500 exercisable                $321,468
                                                               33,750 unexercisable                $93,909

(1) Numbers adjusted by conversion ratio of 1.125 to reflect post-merger situation.

(2) Value is calculated on the basis of the difference between the option exercise price and $5.3125, the average of the closing bid and ask price on January 14, 2000, the day of the merger.

Employment Agreements

         Effective July 1, 1999, CorVu entered into a three-year employment agreement with Justin M. MacIntosh. Pursuant to the agreement, Mr. MacIntosh will serve as our Chairman, President and Chief Executive Officer. During the term of the agreement, Mr. MacIntosh will be paid annual base salaries of $330,000 for the first employment year, $380,000 for the second and $420,000 for the third employment year. He was also granted options to purchase a total of 675,000 shares of our Company's common stock at $1.34 per share, with 225,000 of these options vesting at the beginning of each employment year. [The number of the options has been changed to reflect the post-merger situation.] Mr. MacIntosh will participate in any retirement, welfare and other benefit program our Company provides for its executive officers. Mr. MacIntosh will receive payments in the amount of at least 9 monthly installments of the base salary in effect at the time of termination if we terminate his employment without cause. Mr. MacIntosh is subject to certain confidentiality and non-compete provisions under the agreement.

         Effective July 15, 1996, CorVu entered into a one-year employment agreement with David Carlson that was amended as of July 20, 1998. Pursuant to the agreement Mr. Carlson will serve as our Chief Financial Officer. The term of the agreement is automatically renewed for successive one-year periods unless the agreement has been terminated earlier. Mr. Carlson currently receives an annual base salary in the amount of $108,000 and additional 25% quarterly bonus payments, based on attaining quarterly business plan profits and his personal performance. Mr. Carlson will participate in any retirement, welfare and other benefit program our Company provides for its executive officers. Both parties to the agreement can terminate the agreement without cause upon 60 days prior written notice. Mr. Carlson is subject to certain confidentiality provisions under the agreement.

         Effective January 2, 1997, CorVu entered into a one-year employment agreement with Alan M. Missroon. Pursuant to the agreement Mr. Missroon will serve as our Vice President of Marketing. The agreement is automatically renewed for successive one year terms unless terminated earlier. Mr. Missroon receives an annual base salary of $150,000 and additional bonuses, based on our profits. In addition, Mr. Missroon was granted options to purchase a total of 112,500 shares of stock of our company at $2.54; all of which were exercisable at January 15, 2000. [The number of the options and their exercise price have been changed to reflect the post-merger situation.] Mr. Missroon will participate in any retirement, welfare and other benefit program our Company provides for its executive officers. If we terminate his employment without cause, Mr. Missroon will receive his base salary for a period of three months after the date of termination, with an additional one month of base pay added for each year of employment up to a maximum of six months. Mr. Missroon is subject to certain confidentiality and non-compete provisions under the agreement.


ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Directors of CorVu Corporation

Edward Adams, a director of CorVu, is a principal of Jon Adams Financial Co., L.L.P., and president and chief executive officer of Equity Securities Investments, Inc., a registered broker-dealer. Jon Adams Financial Co., L.L.P. received for its services in connection with the merger of CorVu and Minnesota American, Inc., $47,500 plus 389,031 shares of common stock and warrants to purchase additional 185,572 shares of CorVu common stock. Equity Securities Investments, Inc. received a commission of 7.5% plus a non-accountable expense allowance of 1% on most of the security sales and financing transactions of CorVu since November 1999.

On May 28, 1999, David Carlson, the Chief Financial Officer and a director of CorVu, and his wife Cynthia loaned CorVu $300,000. The due date of the note was extended from July 21, 1999 to September 20, 1999. Interest payable was based upon a bank index rate plus 2%. CorVu paid the promissory note in full on December 13, 1999. On March 31, 2000, Mr. Carlson and his wife loaned CorVu $300,000. Interest payable is based upon a bank index rate plus 2%. The loan was to be repaid April 30. The loan was not repaid on that date, and has been extended to June 30, 2000. The Company intends to repay the loan as soon as funds are available.

One of the directors of CorVu, Ismail Kurdi, advanced to CorVu money at an interest rate of 5% per annum on numerous occasions in fiscal 1997, fiscal 1998 and fiscal 1999. Mr. Kurdi advanced $150,000 on June 26, 1997, $200,000 on October 28, 1997, and $250,000 on December 26, 1997. CorVu paid amounts of $80,000 each back to Mr. Kurdi on January 27, 1998 and February 27, 1998. Mr. Kurdi loaned $150,000 to CorVu on November 27, 1998, so that as of December 31, 1998, CorVu owed Mr. Kurdi the principal amount of $590,000 and interest totaling $29,489. Mr. Kurdi advanced $200,000 to CorVu on February 26, 1999 and $30,000 on April 14, 1999. As of June 30, 1999, outstanding loans from Mr. Kurdi to CorVu totaled $820,000. Mr. Kurdi and CorVu agreed to convert the amount of $790,000 into CorVu common stock, at a per share price of $2, effective June 30, 1999. On October 13, 1999, Mr. Kurdi advanced $150,000 to CorVu. On December 13, 1999, the Company paid $30,000 to Mr. Kurdi. As of December 31, 1999, the principal amount of $150,000 was outstanding, as well as interest in the amount of $49,975. On January 31, 2000, we paid the principal of $150,000 back to Mr. Kurdi.

Justin M. MacIntosh, the Chairman, President, Chief Executive Officer of CorVu and one of our Directors, and Australian companies controlled by him (Core Music Group and Blamac Holdings Limited) advanced money to, and received money advances from our Australian subsidiary on a regular basis. As of the end of fiscal year 1999, our Australian subsidiary owed $112,296 to Justin MacIntosh and $176,992 to Blamac Holdings Limited. At the same point of time, Core Music Group owed to our Australian subsidiary $218,415. We intend to settle these amounts as soon as possible. Pierce A. McNally, a director of CorVu, is a 20% shareholder of LAC, Inc. which bought LockerMate, Inc. from Minnesota American, Inc. prior to the merger of Minnesota American, Inc. with CorVu. The sale of LockerMate, Inc. was one of the conditions for the closing of the merger.


ITEM 8:  DESCRIPTION OF SECURITIES

Common and Preferred Stock

After the merger, our Company is authorized to issue an aggregate number of 100,000,000 shares which shall consist of 75,000,000 shares of common stock, 1,000,000 shares of Series A Convertible Preferred Stock, and 24,000,000 undesignated shares. Our board of directors is authorized to establish from the undesignated shares one or more classes or series of shares, to designate each such class or series (including but not limited to the designation of additional Series A Convertible Preferred Shares), and to fix the relative rights and preferences of each such class or series. As of May 8, 2000, 19,500,654 shares of common stock and 200 shares of Series A Convertible Preferred Stock were outstanding.

Common stock:
Our common stock has a par value of $.01 per share.
Common shareholders are entitled to one vote for each share held of record on each matter submitted to a vote of the common shareholders. Subject to the preferential dividend rights of the Series A Convertible Preferred Stock, the common stock shareholders are entitled to receive dividends as and when declared by our board of directors. However, dividends on our common stock are not contemplated in the foreseeable future. Common shareholders are entitled to one vote for each share held of record on each matter submitted to a vote of the common shareholders. Our Articles provide that our shareholders will not have cumulative voting rights in the electing of directors. Under cumulative voting, a shareholder could cast that number of votes equal to such shareholder's shares multiplied by the number of directors to be elected in favor of one candidate or among several candidates. Cumulative voting makes it possible for less than a majority of the shareholders to elect one or more members of the board of directors. Under non-cumulative voting, a majority of the voting power of the shareholders entitled to vote can elect the entire board of directors. Our Articles provide that our shareholders will not have any preemptive rights to subscribe for or purchase additional shares of our capital stock. This means that our shareholders will not be entitled to acquire a certain fraction of the unissued securities or rights to purchase our securities before we may offer them to other persons. Preemptive rights enable a shareholder to maintain the shareholder's proportional voting power and proportional rights to receive other distributions by the company.

Series A Convertible Preferred Stock:
The holders of Series A Convertible Preferred Stock are entitled to receive a dividend of 6.5% per annum, payable semi-annually on July 1 and January 1. The dividend is cumulative which means that if in any semi-annual dividend period, dividends at the rate of 6.5% per annum have not been paid upon or set apart for the Series A Stock, the deficiency (but without interest) shall be fully paid or set apart for payment before any dividends shall be paid upon or set apart for the common stock. The Company may, to the extent that funds are legally available therefor, redeem each share of Series A Stock at $11.70 plus earned and unpaid dividends. Each share of Series A Stock is convertible into common stock at the rate of eight shares of common stock for each share of Series A Stock. Each share of Series A Stock is entitled to eight votes. In the event of an involuntary or voluntary liquidation, the holders of shares of Series A stock shall be entitled to receive out of the assets of our Company an amount equal to $10 per share.

                                     PART II


ITEM 1: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The common stock of Minnesota American, Inc. was traded in the over-the-counter market with prices quoted on the OTC Bulletin Board under the symbol "MNAC." After the merger, we changed the symbol to "CRVU." CorVu's common stock was not publicly traded prior to the merger. Since market open on February 10, 2000, our stock is no longer quoted on the OTC Bulletin Board but only on other quotation mediums, including the National Quotation Bureau's Pink Sheets. Quotations in the following table are based on information provided by IDD Information Services, Tradeline(r) on Lexis(R). The quotations represent inter-dealer prices, without retail markup, markdown or commission, and do not necessarily represent actual transactions.

                                          Common Stock
                                 -----------------------------
Fiscal Quarter Ended             High Bid              Low Bid
---------------------            ----------            --------
September 30, 1997                $0.125               $0.03125
December 31, 1997                  0.28125              0.125
March 31, 1998                     0.171875             0.125
June 30, 1998                      0.1875               0.03125

September 30, 1998                $0.125               $0.046875
December 31, 1998                  0.421875             0.09375
March 31, 1999                     1.00                 0.25
June 30, 1999                      1.0625               0.28125

September 30, 1999                $2.75                $0.28125
December 31, 1999                 $6.00                $0.6875


As of March 27, 2000, we had 137 shareholders of record.

Prior to their merger, neither CorVu Corporation nor Minnesota American, Inc. paid cash dividends to holders of their common stock. However, the shareholders of Series A Convertible Preferred Stock are entitled to receive a cumulative dividend of 6.5% per year, payable semi-annually.

ITEM 2:  LEGAL PROCEEDINGS

None.

ITEM 3:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Before the merger with CorVu Corporation, the principal accountant of Minnesota American, Inc. was Virchow Krause & Company, LLP. Since the company surviving the merger, CorVu Corporation, f/k/a Minnesota American, Inc., continues to operate the business of the former CorVu Corporation, the Company's executive officers decided to continue working with the accountant of the former CorVu Corporation, KPMG LLP, and to terminate the relationship with Virchow Krause & Company, LLP effective as of the merger on January 14, 2000. The Company is not aware that Virchow Krause & Company, LLP issued any report during the two years before the merger that contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles. The change of accountants was not recommended or approved by the board of directors or any committee of the board. The Company is not aware that there was any disagreement between Minnesota American, Inc. and Virchow Krause & Company, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4:  RECENT SALES OF UNREGISTERED SECURITIES


During the past three years, CorVu has engaged in the securities transactions listed below. Unless otherwise indicated, CorVu relied for all such sales on the exemption from registration provided under Section 4(2) and / or Rule 506 of Regulation D of the Securities Act for transactions not involving a public offering, and related state securities laws. Unless otherwise stated, all securities were issued directly by CorVu, no underwriters were involved and no discount, commission or other transaction-related remuneration was paid. The purchasers of securities acquired them for their own account and not with a view to any distribution thereof to the public. The transactions involved sales to accredited investors and to not more than 35 non-accredited but sophisticated investors. The certificates evidencing the securities bear legends stating that the shares are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

1. In February 1997, CorVu issued and sold 150,000 shares of common stock to Ashkirk International Limited, a non-U.S. entity, at $2.85 per share.
2. In April 1997, CorVu issued and sold 135,000 shares of common stock to Ashkirk International Limited and Blamac Holdings Limited, non-U.S. entities, at $2.85 per share.
3. In September 1997, CorVu issued and sold 100,000 shares of common stock to Wink Holdings Limited, a non-U.S. entity, at $2 per share.
4. In September 1997, CorVu issued and sold 102,700 shares of common stock to Trulock Company Limited, a non-U.S. entity, at $3 per share.
5. In October 1997, CorVu issued and sold 3,000 shares of common stock to an employee of its Australian subsidiary, at $2.85 per share.
6. In July 1998, CorVu issued warrants to purchase 30,000 shares of common stock, at $3 per share, to the McCurdy Group.
7. In August 1998, CorVu issued warrants to purchase 100,000 shares of common stock, at $1.17 per share, to First Albany Corporation.
8. In November 1998, CorVu issued warrants to purchase 30,000 shares of common stock, at $3 per share, to Technology Strategies & Alliances.
9. In February 1999, CorVu issued and sold 1,550 shares of common stock to an employee of its Australian subsidiary, at $2 per share.
10. In April 1999, CorVu issued and sold 150,000 shares of common stock, at $2 per share, and a warrant for the purchase of 150,000 shares of common stock, at $.01 per share, to a director, who is an accredited investor and who is not a U.S. citizen.

11. In June 1999, CorVu issued and sold 520,000 shares of common stock, at $2 per share, and a warrant for the purchase of 125,000 shares of common stock, exercise price of $.01 per share, to a director, who is an accredited investor and who is not a U.S. citizen.
12. In June 1999, CorVu issued warrants to purchase 80,000 shares of common stock, at $3 per share, to three foreign distributors.
13. In September 1999, CorVu issued and sold 12,500 shares of common stock, at $2 per share, to two individuals, each an accredited investor.
14. In November 1999, CorVu issued warrants to purchase 12,000 shares of common stock, at $2 per share, to an accredited investor for services rendered.
15. In November 1999, CorVu issued warrants to purchase 450,000 shares of common stock, at $.01 per share, to two business entities, both of which are accredited investors, in connection with a loan agreement. Equity Securities Investments, Inc., a registered broker-dealer, received a commission of 7.5% plus a non-accountable expense allowance of 1% for this transaction.
16. From November 1999 through January 2000, CorVu issued and sold 935,000 shares of common stock, at $2 per share, to two accredited U.S. investors and seventeen non-U.S. individuals and business entities. In addition, under one such transaction CorVu issued a warrant for the purchase of up to 75,000 shares of common stock at an exercise price of $2 per share. Equity Securities Investments, Inc. received a commission of 7.5% plus a non-accountable expense allowance of 1% for most of these sales.
17. In connection with the merger with Minnesota American, Inc., CorVu issued to its business advisor Jon Adams Financial Co., L.L.P., 345,806 shares of common stock as partial payment for services rendered.

18. In connection with the merger with Minnesota American, Inc. our Company issued in January 2000 13,356,780 shares of common stock when converting the outstanding common stock of former CorVu Corporation into common stock of our Company.
19. Immediately following the merger, our Company, as the Surviving Company of the merger, issued a warrant to purchase 185,572 shares of common stock, at $5.3125 per share, to Jon Adams Financial Co., L.L.P. for services rendered.
20. In January 2000, our Company instructed our transfer agent to issue 285,702 shares of common stock at $2 per shares to two business entities, both of which are accredited investors, in conversion of the outstanding principal and interest under a loan agreement.
21. In January 2000, our Company issued and sold 500,000 shares of common stock and warrants to purchase 300,000 shares of common stock, at exercise prices ranging from $2 to $8 per share, to two accredited investors for a total purchase price of $1,000,000. Equity Securities Investments, Inc. received a commission of 7.5% plus a non-accountable expense allowance of 1% for these sales.
22. In February 2000, our Company issued 20,000 shares of CorVu common stock to one shareholder in connection with the conversion of preferred stock. The issuance of such shares was deemed to be exempt from registration under the Securities Act of 1933 by virtue of Section 3(a)(9) thereof.
23. In February 2000, in connection with the exercise of stock options by a former director, our Company sold 1,000 shares of common stock at a price of $0.20 per share and 1,000 shares of common stock at a price of $0.13 per share. The sale of such shares was deemed to be exempt from registration under the Securities Act of 1933 by virtue of Rule 701 thereunder.
24. In March and April 2000, our Company sold 100,000 shares of common stock and warrants to purchase 30,000 shares of common stock, at exercise prices ranging from $4 to $7.00, to four accredited investors for a total purchase price of $400,000. Equity Securities Investments, Inc. received a commission of 7.5% for these sales and a warrant to purchase up to 30,000 shares of common stock, at exercise prices ranging from $4 to $7.
25. In April 2000, our Company issued 309,375 shares of common stock at $0.01 per share to one director who is an accredited investor in connection with the exercise of warrants.
26. In April 2000, our Company issued 12,000 shares of CorVu common stock to one shareholder in connection with the conversion of preferred stock. The issuance of such shares was deemed to be exempt from registration under the Securities Act of 1933 by virtue of Section 3(1)(9) thereof.
27. In April 2000, in connection with the exercise of stock options by a former employee, our Company sold 4,000 shares of common stock at $0.89 per share. The sale of such shares was deemed to be exempt from registration under the Securities Act of 1933 by virtue of Rule 701 thereunder.
28. In May 2000, in connection with the exercise of stock options by a former director, our Company sold 5,000 shares of common stock at $1.50 per share. The sale of such shares was deemed to be exempt from registration under the Securities Act of 1933 by virtue of Rule 701 thereunder.
29. As of May 16, 2000, options to purchase approximately 3,817,250 shares of CorVu common stock and warrants to purchase 1,394,697 shares of CorVu common stock were outstanding. (The number of options might change slightly due to the conversion of pre-merger CorVu options at a rate of 1.125; under the merger agreement, the number of option shares will be rounded down to the nearest whole number.)

ITEM 5:  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Minnesota corporate law, a corporation shall, unless prohibited or limited by its Articles of Incorporation or Bylaws, indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements, expenses and disbursements incurred by such person who was, or is threatened to be, made a party to a proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if generally, with respect to the acts or omissions of the person complained of in the proceeding, the person: (i) has not been indemnified by another organization with respect to the same acts or omissions; (ii) acted in good faith, (iii) received no improper personal benefit; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) reasonably believed the conduct was in the best interests of the corporation or, in certain circumstances, reasonably believed that the conduct was not opposed to the best interests of the corporation. Our Articles of Incorporation and bylaws do not limit our obligation to indemnify such persons.

Minnesota corporate law also provides that a corporation may purchase and maintain insurance on behalf of any indemnified party against any liability asserted against such person, whether or not the corporation would have been required to indemnify the person against liability under the provisions of Minnesota corporate law. Under the Agreement and Plan of Reorganization, entered into by Minnesota American, Inc. and CorVu Corporation on November 17, 1999, our Company - as the Surviving Company - is obliged to indemnify and hold harmless current and former officers and directors of both companies for six years after the merger, in respect of acts or omissions occurring prior to the merger, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. Moreover, for six years after the merger, we must use our best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to and including the merger, covering each current and former officer or director of Minnesota American, Inc. and CorVu. The Company is in the process of procuring Director and Officer insurance.


                                    PART F/S

The following information is provided:

CorVu Corporation
o    Consolidated Financial Statements June 30, 1998 and June 30, 1999
o (Unaudited) Consolidated Financial Interim Statements for six-month period December 1999 and December 1998
o    Pro forma balance sheet.
o Regarding pro forma statements of income, since Minnesota American, Inc. sold and disposed of, respectively, both of its operating subsidiaries, operations after the consummation of the merger consist of the operations of CorVu. We therefore refer to the statements of income of CorVu, included above.

Minnesota American, Inc.
o Consolidated Financial Statements September 30, 1998 and September 30, 1999.
o (Unaudited) Consolidated Financial Interim Statement for the quarters December 1999 and December 1998.

                          Independent Auditors' Report



The Board of Directors and Stockholders
CorVu Corporation and Subsidiaries:


We have audited the accompanying consolidated balance sheets of CorVu Corporation and subsidiaries (the Company) as of June 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CorVu Corporation and subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ KPMG, LLP

Minneapolis, Minnesota

     December 3, 1999, except as to notes 4, 11 and 13 which are as of December 16, 1999

                       CORVU CORPORATION AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             June 30, 1999 and 1998




                                           Assets                                                 1999         1998
                                                                                               -----------  ------------

Current assets:
   Cash and cash equivalents                                                                 $     31,335       287,289
   Stock subscription receivable                                                                  250,000             -
   Trade accounts receivable, net of allowance for doubtful
     accounts of $100,000 and $50,000, respectively                                             3,763,628     2,456,273
   Prepaid expenses                                                                               117,369        97,844
   Other assets                                                                                    58,794       149,189
                                                                                               -----------  ------------

           Total current assets                                                                 4,221,126     2,990,595

Furniture, fixtures, and equipment                                                                325,595       243,195
   Less accumulated depreciation                                                                 (172,654)     (146,221)
                                                                                               -----------  ------------

                                                                                                  152,941        96,974
                                                                                               -----------  ------------

                                                                                             $  4,374,067     3,087,569
                                                                                               ===========  ============

                           Liabilities and Stockholders' Deficit

Current liabilities:
   Accounts payable                                                                          $  1,904,989     1,000,091
   Accrued compensation                                                                         1,507,916       737,424
   Deferred revenue                                                                             1,435,792       973,363
   Accrued interest                                                                               370,287       216,538
   Other accrued expenses                                                                         192,811        58,068
   Convertible note payable-parent                                                              2,000,000             -
   Due to affiliates                                                                                    -       101,166
   Note payable                                                                                 1,407,000       927,014
   Director advances                                                                              444,826       554,826
                                                                                               -----------  ------------

           Total current liabilities                                                            9,263,621     4,568,490
                                                                                               -----------  ------------

Convertible note payable-parent                                                                         -     2,000,000
                                                                                               -----------  ------------

           Total liabilities                                                                    9,263,621     6,568,490

Stockholders' deficit:
   Undesignated capital stock, 25,000,000 shares in 1999 and 1998, none issued.                         -             -
   Common stock, $0.01 par value; 25,000,000 shares authorized;
     10,162,250 and 9,490,700 shares issued and outstanding in
     1999 and 1998, respectively                                                                  101,622        94,907
   Additional paid-in capital                                                                   2,852,949       811,693
   Accumulated deficit                                                                         (7,980,480)   (4,630,764)
   Deferred compensation                                                                          (75,000)            -
   Accumulated other comprehensive income                                                         211,355       243,243
                                                                                               -----------  ------------

           Total stockholders' deficit                                                         (4,889,554)   (3,480,921)
                                                                                               -----------  ------------

           Commitments (Notes 9, 10, 12, and 13)

           Total liabilities and stockholders' deficit                                       $  4,374,067     3,087,569
                                                                                               ===========  ============


See accompanying notes to consolidated financial statements.

                       CORVU CORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Operations

                       Years ended June 30, 1999 and 1998


                                                                   1999             1998
                                                               --------------   -------------

Revenues:
    Software and license fees                                $     6,867,886       4,688,895
    Maintenance, consulting, and other                             3,720,572       2,178,767
                                                               --------------   -------------

             Total revenues                                       10,588,458       6,867,662
                                                               --------------   -------------

Operating costs and expenses:
    Cost of maintenance, consulting, and other                     2,064,137       1,238,733
    Product development                                              628,741         515,100
    Sales and marketing                                            5,931,339       4,289,869
    General and administrative                                     5,025,747       2,113,417
                                                               --------------   -------------

             Total operating expenses                             13,649,964       8,157,119
                                                               --------------   -------------

             Operating loss                                       (3,061,506)     (1,289,457)

Interest expense, net                                               (288,210)       (191,094)
                                                               --------------   -------------

             Net loss                                        $    (3,349,716)     (1,480,551)
                                                               ==============   =============

Loss per common share-basic and diluted                      $         (0.35)          (0.16)

Weighted average shares-basic and diluted                          9,518,964       9,450,260


See accompanying notes to consolidated financial statements.

                       CORVU CORPORATION AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Deficit

                       Years ended June 30, 1999 and 1998



                                                                                                   Accumulated
                                                        Additional                                    other          Total
                                     Common stock        paid-in    Accumulated     Deferred       comprehensive stockholders'
                                  Shares       Amount    capital     deficit        compensation  income/(loss)    deficit
                                ------------  --------- ----------- -------------  -------------  -------------  --------------

Balance, June 30, 1997            9,285,000 $   92,850     520,200   (3,150,213)          -         40,959         (2,496,204)

   Comprehensive loss:

     Net loss                             -          -           -   (1,480,551)          -              -         (1,480,551)

     Foreign currency translation
      adjustment                          -          -           -            -           -        202,284            202,284
                                                                                                                --------------

   Comprehensive loss                     -          -           -            -           -              -         (1,278,267)

   Issuance of common stock         205,700      2,057     291,493            -           -              -            293,550
                                ------------  --------- ----------- -------------  ----------  ---------------  --------------

Balance, June 30, 1998            9,490,700     94,907     811,693   (4,630,764)          -        243,243         (3,480,921)

   Comprehensive loss:

     Net loss                             -          -           -   (3,349,716)          -              -         (3,349,716)

     Foreign currency translation
      adjustment                          -          -           -            -           -        (31,888)           (31,888)
                                                                                                                --------------

   Comprehensive loss                     -          -           -            -           -              -         (3,381,604)

   Warrants and stock options granted     -          -     716,500            -           -              -            716,500

   Deferred compensation                  -          -      75,000            -     (75,000)             -                  -

   Issuance of common stock         671,550      6,715   1,249,756            -           -              -          1,256,471
                                ------------  --------- ----------- -------------  ----------  ---------------  --------------

Balance, June 30, 1999           10,162,250 $  101,622   2,852,949   (7,980,480)    (75,000)       211,355         (4,889,554)
                                ============  ========= =========== =============  ==========  ===============  ==============


See accompanying notes to consolidated financial statements.

                       CORVU CORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                       Years ended June 30, 1999 and 1998



                                                                                               1999              1998
                                                                                          ---------------   ---------------

Cash flows from operating activities:
    Net loss                                                                            $     (3,349,716)       (1,480,551)
    Adjustments to reconcile net loss to net cash used in operating activities:
       Depreciation and amortization                                                              51,734           188,955
       Warrants and stock options granted                                                        716,500                 -
       Changes in operating assets and liabilities:
         Accounts receivable                                                                  (1,307,355)       (1,370,516)
         Prepaid expenses                                                                        (19,525)          (60,417)
         Other current assets                                                                     90,395          (127,759)
         Accounts payable                                                                        734,228           191,242
         Accrued compensation                                                                    365,656           378,271
         Deferred revenue                                                                        462,429           569,779
         Accrued interest                                                                        153,749           143,700
         Other accrued expenses                                                                  710,249             9,856
                                                                                          ---------------   ---------------

               Net cash used in operating activities                                          (1,391,656)       (1,557,440)
                                                                                          ---------------   ---------------

Cash flows from investing activities:
    Capital expenditures                                                                        (107,701)          (91,894)
                                                                                          ---------------   ---------------

               Net cash used in investing activities                                            (107,701)          (91,894)
                                                                                          ---------------   ---------------

Cash flows from financing activities:
    Net proceeds from sale of common stock                                                       216,471           293,550
    Borrowings on note payable                                                                   479,986           927,014
    Repayment of amounts due to affiliates                                                      (101,166)                -
    Borrowings of amounts due to affiliates                                                            -           101,166
    Borrowings on notes payable-directors                                                        680,000           562,278
    Repayment on notes payable-directors                                                               -          (160,000)
    Payments on capital lease                                                                          -           (81,419)
                                                                                          ---------------   ---------------

               Net cash provided by financing activities                                       1,275,291         1,642,589

Effect of exchange rate changes on cash                                                          (31,888)          202,284
                                                                                          ---------------   ---------------

               Net increase (decrease) in cash and cash equivalents                             (255,954)          195,539

Cash and cash equivalents at beginning of year                                                   287,289            91,750
                                                                                          ---------------   ---------------

Cash and cash equivalents at end of year                                                $         31,335           287,289
                                                                                          ===============   ===============


See accompanying notes to consolidated financial statements.

                       CORVU CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998




(1)  Description of Business and Consolidated Financial Statement Presentation

     (a)  Organization

          CorVu Corporation (the Company or CorVu) is an international provider of Integrated Business Intelligence and Business Performance Management Solutions. The Company designs, develops, markets, and supports its proprietary management software solutions.

          The Company's products and services are sold through both direct and indirect channels. Sales and support offices are located throughout the United States, Australia, and Europe.

          CorVu is a Minnesota corporation. Prior to August 16, 1999, CorVu was majority owned by CorVu Pty Limited (Parent), an Australian Company, which is controlled by the Chief Executive Officer of the Company. On August 16, 1999, the Parent distributed all shares of CorVu common stock held to the Parent's shareholders.

     (b)  Basis of Consolidated Financial Statement Presentation

          The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

(2)  New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 established standards for accounting and reporting of derivative financial instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. Management is currently in the process of assessing the impact of SFAS No. 133 to the Company.

     In December 1998, the AICPA issued Statement of Position (SOP) No. 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. SOP No. 98-9 requires recognition of revenue using the "residual method" in a multiple-element software arrangement when fair value does not exist for one or more of the delivered elements in the arrangement. Under the "residual method," the total fair value of the undelivered elements is deferred and recognized in accordance with SOP No. 97-2. The Company elected to adopt SOP No. 98-9 for both fiscal 1999 and 1998, neither period for which financial statements have been issued, as allowed by the statement. SOP No. 98-9 also extends the deferral of the application of SOP No. 97-2 to certain other multiple element software arrangements until the date SOP 98-9 becomes effective. The Company does not expect a material change to its accounting for revenues as a result of the provisions of SOP 98-9.

(3)  Summary of Significant Accounting Policies

     (a)  Revenue Recognition

          The Company recognizes revenue in accordance with Statement of Position No. 97-2, Software Revenue Recognition. Software license revenue is recognized when all of the following criteria have been met: there is an executed license agreement, software has been shipped to the customer, no significant vendor obligations remain, the license fee is fixed and payable within twelve months and collection is deemed probable. Maintenance revenues are recognized ratably over the term of the maintenance contract, typically 12 to 36 months. Consulting and other revenues are recognized when services are performed.

          Deferred revenue represents payment received or amounts in advance of services to be performed.

     (b)  Software Development Costs

          Software development costs are expensed as incurred until technological feasibility is established. Software development costs incurred subsequent to establishing technological feasibility are capitalized and amortized over their estimated useful lives. During 1999 and 1998, no software development costs were capitalized.

     (c)  Comprehensive Income

          Comprehensive income represents the change in stockholders' deficit resulting from other than stockholder investments and distributions. Accumulated other comprehensive income (loss) in the consolidated statements of stockholders' deficit is solely comprised of the accumulated foreign currency translation adjustment.

     (d)  Foreign Currency Translation

          The functional currency of the Company's subsidiaries is the local currency. Accordingly, the Company translates all assets and liabilities into U.S. dollars at current rates. Revenues, costs, and expenses are translated at weighted average rates during each reporting period. Gains and losses resulting from the translation of the consolidated financial statements are excluded from results of operations and are reflected as a translation adjustment and a separate component of stockholders' deficit.

          Gains and losses resulting from foreign currency transactions are recognized in the consolidated statement of operations in the period they occur.

     (e)  Net Loss per Share

          Basic loss per share is computed by dividing net loss available to common stockholders by the weighted-average number of shares outstanding during the period. Diluted EPS recognizes the potential dilutive effects of stock options and warrants determined by the treasury stock method and the effects of convertible debt.

     (f)  Stock-based Compensation

          The Company uses the intrinsic value-based method prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recorded only to the extent that the market price of the common stock exceeds the exercise price of the stock option on the date of grant.

     (g)  Income Taxes

          The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized at the enacted rates for the future tax consequences attributable to differences between the financial statement carrying amounts of existing tax assets and liabilities and their respective tax basis. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

     (h)  Fair Value of Financial Instruments

          The carrying value of the Company's financial assets and liabilities, because of their short-term nature, approximates fair value. The carrying value of notes payable and long-term debt approximates fair value because the current rates approximate market rates available on similar instruments.

     (i)  Cash and Cash Equivalents

          Cash equivalents consist of highly liquid money market accounts carried at cost plus accrued interest, which approximates market value. All cash equivalents have remaining maturities of 90 days or less.

     (j)  Stock Subscription Receivable

          Stock subscription receivables that are paid in full by the subscriber prior to the date the financial statements are issued are reflected as a current asset.

     (k)  Property and Equipment, Net

          Property and equipment consists of property, equipment, furniture and computers and are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets which generally range from three to seven years.

     (l)  Advertising Costs

          Advertising costs are expensed as incurred. Advertising costs totaled approximately $156,000 and $130,000 for the years ended June 30, 1999 and 1998, respectively.

     (m)  Business and Credit Concentrations

          Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company sells principally to resellers and end users in the United States, Australia, and Europe. The Company performs ongoing credit evaluations of its customers and has not experienced significant credit losses in the past.

     (n)  Impairment of Long-lived Assets and Assets to be Disposed Of

          Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (o)  Use of Estimates

          The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of those assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. A change in the facts and circumstances surrounding these estimates could result in a change to the estimates and impact future operating results.

(4)  Liquidity

     The accompanying consolidated financial statements are prepared assuming the Company will continue as a going concern. During the year ended June 30, 1999, the Company incurred an operating loss of $3,061,506 and used $1,391,656 of cash in operating activities. As of June 30, 1999, the Company had an accumulated deficit of $7,980,480, total stockholders' deficit of $4,889,554, and negative working capital of $5,042,495. In addition, due to inadequate funds, the Company has not paid the outstanding principal and interest on the note payable discussed in Note 9, that was due on December 16, 1999.

     Going forward the Company must raise additional cash either through raising additional capital or through profits from operations. During the years ended June 30, 1999 and June 30, 1998, the Company raised capital of $216,471 and $293,550, respectively.

     Management anticipates that the impact of certain subsequent activities, discussed in Note 11, as well as the actions listed below, will generate sufficient cash flows to fund the Company's future operations.

     1. Continue to increase the Company's revenues from software licenses and other revenue sources.

     2.   Increase the level of the current Indebtedness.

     3.   Solicit additional equity investment in the Company.

     4. Reduce operating costs, as deemed necessary, in the event the sales of product licenses and/or additional equity or debt financing do not generate adequate proceeds.

(5)  Loss Per Common Share

                                             For the Year Ended 1999
                                   --------------------------------------------
                                    Loss                Shares      Per-Share
                                  (Numerator)        (Denominator)    Amount
                                   -----------       -----------      ------

Basic Loss Per Share:              $(3,349,716)        9,518,964      $(0.35)

Effect of Dilutive Securities:
    None                                  --                --         --
                                   -----------       -----------      ------

Loss Per Share -
    Assuming dilution              $(3,349,716)        9,518,964      $(0.35)
                                   ===========       ===========      ======

                                             For the Year Ended 1998
                                   --------------------------------------------

Basic Loss Per Share:              $(1,480,551)        9,450,260      $(0.16)

Effect of Dilutive Securities:
    None                                  --                --         --
                                   -----------       -----------      ------

Loss Per Share -
    Assuming dilution              $(1,480,551)        9,450,260      $(0.16)
                                   ===========       ===========      ======



(6)  Stock Options and Warrants

     The Company's 1996 Stock Option Plan (the Plan) provides for the issuance of up to an aggregate of 3,500,000 shares of common stock to employees, directors, and consultants. The Plan provides for the issuance of incentive and nonqualified stock options.

     Under the Plan, the exercise price for incentive stock options is at least 100% of the fair market value on the date of the grant. The exercise price for incentive stock options is at least 110% of the fair market value on the date of the grant for persons with greater than 10% of the voting power of all classes of stock. Options generally expire in seven years; however, incentive stock options may expire in five years if the optionee owns stock representing more than 10% of the voting power of all classes of stock. Vesting periods are determined by a stock option committee appointed by the board of directors and generally provide for shares to vest ratably over three years.

     During fiscal year 1999, in connection with the grant to employees of options outside the Plan to purchase 345,000 shares of common stock, the Company recorded deferred compensation of $75,000, representing the difference between the deemed value of the common stock for accounting purposes and the option exercise price of such options on the date of grant. The Company recognized an expense of $327,500 for the fiscal year ended June 30, 1999 for these stock option grants based upon the intrinsic value method in accordance with APB Opinion No. 25, and will recognize the remainder of the deferred compensation cost over the respective three year vesting periods of the options granted.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, compensation expense has been recognized using the intrinsic value method prescribed in APB No. 25 and related interpretations. Had compensation cost for the Company's stock option grants in fiscal years 1999 and 1998 been based on the fair value method prescribed by SFAS No. 123, the Company's net loss would have been increased by $618,979 and $195,282, respectively in 1999 and in 1998; net loss per share would have been increased by $.08 and $.02 in 1999 and 1998, respectively.

     Under SFAS No. 123, the weighted average estimated fair value of stock options granted at exercise price equal to market price of grant date during 1999 and 1998 was $1.15 and $1.08 per share, respectively. The weighted-average estimated fair value of stock options granted at prices below fair value during fiscal 1999 was $1.86.

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 7.0% and 6.5% in 1999 and 1998; and expected lives of approximately seven years.

     Plan activity is summarized as follows:

                                                                Weighted-
                                                             average exercise
                                                 Options     price per share
                                                ----------   ----------------

Outstanding at June 30, 1997                     1,001,800       $1.98
    Granted                                        771,800        3.00
    Exercised                                         --           --
    Forfeited                                     (410,000)       2.01
                                                ----------       -----

Outstanding at June 30, 1998                     1,363,600        2.50
    Granted                                        793,000        3.00
    Exercised                                         --           --
    Forfeited                                     (461,800)       2.78
                                                ----------       -----

Outstanding at June 30, 1999                     1,694,800       $2.62
                                                ==========       =====

        Options activity outside the Plan is summarized as follows:

                                                      Weighted-
                                                   average exercise
                                        Options    price per share
                                        -------         -----

Outstanding at June 30, 1998               --           $ --
    Granted                             345,000          1.83
    Exercised                              --             --
    Forfeited                              --             --
                                        -------         -----

Outstanding at June 30, 1999            345,000         $1.83
                                        =======         =====

The following tables summarize information about stock options outstanding as of June 30, 1999 and 1998:

                                 Options outstanding                        Options exercisable
                  --------------------------------------------------  ---------------------------------
                                          Weighted-
                     Number               average                          Number
                   outstanding            remaining                      exercisable
      Exercise      June 30,              contractual       Exercise      June 30,           Exercise
    prices            1999                life              price            1999             price
  -------------  ----------------  -----------------    ------------  ----------------     ------------

$      1.00             299,000            4.3        $     1.00             199,334     $     1.00

       1.50             115,000            7.0              1.50              65,000           1.50

       2.00             230,000            6.8              2.00             230,000           2.00

       2.85             272,000            4.6              2.85             191,334           2.85

       3.00           1,123,800            6.1              3.00             242,770           3.00
  -------------  ----------------  -----------------    ------------  ----------------     ------------

$   1.00 - 3.00       2,039,800            5.8        $     2.47             928,438     $     2.18
  =============  ================  =================    ============  ================     ============


                                Options outstanding                         Options exercisable
                 ---------------------------------------------------  ---------------------------------
                                          Weighted-
                     Number               average                          Number
                   outstanding            remaining                      exercisable
      Exercise      June 30,              contractual       Exercise      June 30,           Exercise
    prices            1998               life              price            1998             price
  -------------  ----------------  -----------------    ------------  ----------------     ------------

$      1.00             314,000            4.3        $     1.00             104,666     $     1.00

       2.85             351,800            4.6              2.85             127,266           2.85

       3.00             697,800            5.6              3.00             137,833           3.00
  -------------  ----------------  -----------------    ------------  ----------------     ------------

$   1.00 - 3.00       1,363,600              5        $      2.5             369,765     $     2.38
  =============  ================  =================    ============  ================     ============



     Warrants and options issued to third parties

     During fiscal year 1999, the Company issued 240,000 warrants and options to purchase common stock at $1.17 - $3.00 per share to vendors, value-added resellers, and consultants. The options and warrants are exercisable from the date of grant through June 2006. The fair value of the options and warrants at the date of grant was estimated to be approximately $389,000 using Black-Scholes pricing model which was expensed in the 1999 consolidated statement of operations.

     The following assumptions were used to calculate the expense using the Black-Scholes pricing model: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 7.0%; and expected lives ranging from four to seven years.

     In connection with the sale of stock in fiscal 1999, the Company issued warrants to purchase 275,000 shares of common stock at $.01 per share. The warrants are exercisable for a period of seven years.

(7)  Equity Transactions

     (a)  Stock Subscriptions

          On June 30, 1999, the Company entered into a stock subscription agreement with a director of the Company for the sale of 125,000 shares of common stock at $2.00 per share. On July 1, 1999, the Company received $250,000 in satisfaction of this subscription agreement.

     (b)  Conversion of Advances

          During fiscal 1999, a director of the Company converted advances to the Company of $790,000 to 395,000 shares of common stock at $2.00 per share.

(8)  Income Taxes

     The Company has incurred net operating losses since inception. The Company has not reflected any benefit of such net operating loss carryforwards in the accompanying consolidated financial statements.

     The income tax expense benefit differed from the amount computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

                                                        1999          1998
                                                   -----------   -----------

     Computed "expected" tax benefit                     34 %          34 %
     State income tax, net of federal benefit             5 %           2 %
     Change in valuation allowance                      (39)%         (36)%
                                                   -----------   -----------

                                                          - %           - %
                                                   ===========   ===========

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets as of June 30 is presented below:

                                                        1999       1998
                                                       -------    -------

     Deferred tax assets:
        Foreign net operating loss carryforward      $   1,070        920
        U.S. net operating loss carryforward             1,345        670
        Stock compensation                                 330          -
        Miscellaneous reserves and accruals                215         70
        Other                                              (20)       (20)
                                                       --------   --------

                 Total gross deferred tax assets         2,940      1,640

     Valuation allowance                                (2,940)    (1,640)
                                                       --------   --------

                 Net deferred tax assets             $       -          -
                                                       ========   ========



     In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

     Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management does not believe that it is more likely than not the Company will realize the benefits of these deductible differences. Accordingly, the Company has provided a valuation allowance against the gross deferred tax assets as of June 30, 1999 and 1998.

     As of June 30, 1999, the Company has reported U.S. net operating loss carryforwards of approximately $3,360,000. The federal net operating loss carryforwards expire in the years 2010 through 2019.

     Federal tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a change in ownership of the Company which constitutes an "ownership change," as defined by the Internal Revenue Code, Section 382. The Company's net operating loss carryforward may be subject to the above limitations.

(9)  Note Payable

     In February 1998, the Company entered into a loan agreement in the amount of $927,014 with a third party lender. During 1999, the Company borrowed an additional $479,986. The note is secured by the assets of the Company. The interest rate on the outstanding principal balance is based on an index defined in the loan agreement plus 3%, with interest due monthly. On June 30, 1999 and 1998 the interest rates were 8.05% and 8.30%, respectively. The outstanding principle balance becomes due on December 15, 1999. The outstanding principal and interest was subsequently not paid on December 16, 1999, and the Company is in negotiations with the lender to extend the terms of the note.

(10) Commitments

     Operating Leases

     The Company leases certain facilities and equipment under noncancelable operating leases that expire at various dates through 2004. Future minimum lease commitments under these operating leases are as follows:

          Year ending June 30:
              2000                             $       668,000
              2001                                     439,000
              2002                                     324,000
              2003                                     107,000
              2004                                      92,000
                                                 --------------

                                               $     1,630,000
                                                 ==============


     Rent expense under operating leases for the year ended June 30, 1999 and 1998 was $792,000 and $429,000, respectively.

(11) Related Parties

     (a)  Director Advances

          The Company has received interest-bearing and non-interest bearing advances from certain directors of the Company. Interest rates on interest-bearing advances vary from 5.0 to 9-3/4% as of June 30, 1999. These amounts are classified as current liabilities as the Company anticipates paying the amounts back during the year ending June 30, 2000. Amounts outstanding at June 30, 1999 and 1998 are $444,826 and $554,826, respectively. The Company had repaid $330,000 of the advances to certain directors at December 16, 1999.

     (b)  Convertible Note Payable-Parent Corporation

          On July 1, 1996, the Company purchased the intellectual property to CorVu software from its Parent. A promissory note in the amount of $2,000,000 was issued by the Company to its Parent as consideration for the purchase of the license. This intellectual property provides the Company with unlimited use of the technology and the ability to modify and enhance the purchased technology. The promissory note bears interest at 6.3% interest per annum. On July 1, 1998, the terms of the note were modified to include a conversion feature with which the holder at its option on or after June 30, 1999 may convert all of the outstanding principal and accrued interest into common stock of the Company at a conversion price of $2.00. On August 16, 1999, approximately $1,500,000 of the outstanding balance and accrued interest was forgiven by the Company's Parent. The remaining balance of $834,286 was converted to 417,143 shares of common stock in full settlement of the note and accrued interest.

(12) Industry Segment and Operations By Geographic Areas:

     The Company operates predominantly in one industry segment, being the design, development and marketing of its proprietary management software solutions. The geographic distributions of the Company's revenue and long-lived assets are summarized in the following table:

                                              Year Ended June 30,
                                       ----------------------------------
                                            1999               1998
                                       ----------------   ---------------

     Total Revenues:
         United States               $       4,536,000         3,409,000
         Australia                           3,658,000         2,025,000
         United Kingdom                      2,394,000         1,434,000
                                       ----------------   ---------------

                                     $      10,588,000         6,868,000
                                       ================   ===============

     Long-Lived Assets:
         United States               $          48,000            40,000
         Australia                              12,000            16,000
         United Kingdom                         93,000            41,000
                                       ----------------   ---------------

                                     $         153,000            97,000
                                       ================   ===============


(13) Subsequent Events

     (a)  Agreement and Plan of Reorganization

          On November 17, 1999, the Company entered into an Agreement and Plan of Reorganization (the Agreement) with Minnesota American, Inc. (MNAC) whereby the Company would merge with and into MNAC. The merger is subject to shareholder approval and certain other conditions, including the sale/disposal of MNAC's current operating subsidiaries and MNAC having at least $750,000 of cash and $1,000,000 of net worth.

          The merger, if approved and completed, will result in shareholders of the Company and MNAC owning approximately 74 percent and 26 percent, respectively of the outstanding shares of the combined entity. MNAC is a public company with its shares traded over the NASD Electronic Bulletin Board. The combined entity would change its name to CorVu and continue CorVu's business operations as a public company. The Agreement includes a termination fee of $250,000 to be paid under specified circumstances. The Company is obligated to issue approximately 339,000 common shares and pay approximately $50,000 to its investment bankers at closing in exchange for services. In addition, the Company will grant a warrant to purchase approximately 113,000 common shares at fair value on the closing date which have a five year life.

     (b)  Convertible Bridge Loan

          On November 15, 1999, the Company entered into a loan agreement with a third party in the amount of $500,000. The outstanding principal is due on February 15, 2000. Interest to be charged on the outstanding principal is 10% per annum. The loan will be converted into common stock at a price of $2.00 per share upon the execution of the merger transaction with MNAC. In addition, the holder of the loan received warrants to purchase up to 450,000 shares of common stock at an exercise price of $.01 per share. If the outstanding principal and interest is not paid on the due date, the number of shares the holder of the loan has the option to purchase under the warrants will increase by 25,000 shares, with incremental increases of 25,000 for each subsequent 60-day period thereafter until the conditions of the loan agreement are satisfied.

     (c)  Equity Sales

          At December 16, 1999, the Company had raised a total of $1.4 million from the sale of common stock (priced at $2.00 per share) under several transactions subsequent to June 30, 1999.

     (d)  Employment Agreement

          On July 1, 1999, the Company entered into a three-year employment agreement with its chief executive officer. This agreement included options to purchase 600,000 shares of common stock at $1.50 per share. The fair value of the stock on the date of grant was $3.00 per share. The options vest over a period of three years and expire in June 2006. There is $900,000 of deferred compensation resulting from this grant that will be recognized over the vesting term.

                       CORVU CORPORATION AND SUBSIDIARIES

                           Consolidated Balance Sheets

                 December 31, 1999 (Unaudited) and June 30, 1999



                                                                                        December 31,         June 30,
                                       Assets                                                 1999             1999
                                                                                        -----------------  -------------
                                                                                          (Unaudited)
Current assets:
    Cash and cash equivalents                                                         $          227,914         31,335
    Stock subscription receivable                                                                      -        250,000
    Trade accounts receivable, net of allowance for doubtful
      accounts of $200,000 and $100,000, respectively                                          3,860,993      3,763,628
    Prepaid expenses and other                                                                    57,082        176,163
                                                                                        -----------------  -------------

            Total current assets                                                               4,145,989      4,221,126

Property and equipment, net                                                                      171,096        152,941
                                                                                        -----------------  -------------

                                                                                      $        4,317,085      4,374,067
                                                                                        =================  =============

                       Liabilities and Stockholders' Deficit

Current liabilities:
    Accounts payable                                                                  $        1,987,965      1,904,989
    Accrued compensation                                                                       1,740,738      1,507,916
    Deferred revenue                                                                           1,613,505      1,435,792
    Accrued interest                                                                              48,155        370,287
    Other accrued expenses                                                                       312,349        192,811
    Convertible note payable-parent                                                                    -      2,000,000
    Notes payable                                                                              1,663,500      1,407,000
    Director advances                                                                            151,820        444,826
                                                                                        -----------------  -------------

            Total current liabilities                                                          7,518,032      9,263,621
                                                                                        -----------------  -------------


Stockholders' deficit:
    Undesignated, 25,000,000 shares                                                                    -              -
    Common stock, $0.01 par value; 25,000,000 shares authorized;
      11,426,893 and 10,162,200 shares issued and outstanding                                    114,269        101,622
    Additional paid-in capital                                                                 8,164,629      2,852,949
    Accumulated deficit                                                                      (11,003,049)    (7,980,480)
    Deferred compensation                                                                       (725,550)       (75,000)
    Foreign currency translation adjustment                                                      248,754        211,355
                                                                                        -----------------  -------------

            Total stockholders' deficit                                                       (3,200,947)    (4,889,554)
                                                                                        -----------------  -------------

            Total liabilities and stockholders' deficit                               $        4,317,085      4,374,067
                                                                                        =================  =============


See accompanying notes to unaudited consolidated financial statements.

                       CORVU CORPORATION AND SUBSIDIARIES

                Consolidated Statements of Operations (unaudited)

               Six Month Periods Ended December 31, 1999 and 1998




                                                                     1999             1998
                                                                 --------------   -------------

Revenues:
    Software                                                   $     3,666,302       3,158,956
    Maintenance, consulting, and other                               2,363,257       1,828,287
                                                                 --------------   -------------

             Total revenues                                          6,029,559       4,987,243
                                                                 --------------   -------------

Operating costs and expenses:
    Cost of maintenance, consulting, and other                       1,548,834       1,025,247
    Product development                                                479,854         240,596
    Sales and marketing                                              3,849,114       2,733,840
    General and administrative                                       2,811,287       1,795,804
                                                                 --------------   -------------

             Total operating expenses                                8,689,089       5,795,487
                                                                 --------------   -------------

             Operating loss                                         (2,659,530)       (808,244)

Interest expense, net                                                 (363,039)       (120,787)
                                                                 --------------   -------------

             Net loss                                          $    (3,022,569)       (929,031)
                                                                 ==============   =============

Loss per common share-basic and diluted                        $         (0.29)          (0.10)


Weighted average shares-basic and diluted                           10,592,731       9,490,700



See accompanying notes to unaudited consolidated financial statements.

                       CORVU CORPORATION AND SUBSIDIARIES

                Consolidated Statements of Cash Flows (unaudited)

               Six Month Periods Ended December 31, 1999 and 1998


                                                                                            1999              1998
                                                                                     -----------       -----------

Cash flows from operating activities:
    Net loss                                                                         $(3,022,569)         (929,031)
    Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation and amortization                                                       21,032            17,799
      Warrants and stock options granted                                                 645,186           197,681
      Changes in operating assets and liabilities:
         Accounts receivable                                                             (97,365)         (563,702)
         Other current assets                                                            119,081            41,405
         Accounts payable                                                                 82,976           (89,303)
         Accrued compensation                                                            232,822           108,580
         Deferred revenue                                                                177,713           107,585
         Accrued interest                                                                 17,957            64,951
         Other accrued expenses                                                          119,538           183,967
                                                                                     -----------       -----------

              Net cash used in operating activities                                   (1,703,629)         (860,068)
                                                                                     -----------       -----------

Cash flows from investing activities:
    Capital expenditures                                                                 (39,187)          (74,706)
                                                                                     -----------       -----------

              Net cash used in investing activities                                      (39,187)          (74,706)
                                                                                     -----------       -----------

Cash flows from financing activities:
    Proceeds from sale of common stock                                                 1,695,000                 -
    Costs of financing activities                                                       (235,248)                -
    Collection of subscription receivable                                                250,000                 -
    Borrowings on notes payable                                                          500,000           414,826
    Borrowings on notes payable-director                                                       -           117,138
    Repayment on notes payable-director                                                 (293,006)                -
    Other                                                                                (14,750)                -
                                                                                     -----------       -----------

              Net cash provided by financing activities                                1,901,996           531,964

Effect of exchange rate changes on cash                                                   37,399           140,391
                                                                                     -----------       -----------

              Net increase (decrease) in cash and cash equivalents                       196,579          (262,419)

Cash and cash equivalents at beginning of period                                          31,335           287,289
                                                                                     -----------       -----------

Cash and cash equivalents at end of period                                           $   227,914            24,870
                                                                                     ===========       ===========


See accompanying notes to unaudited consolidated financial statements.

                       CorVu Corporation and Subsidiaries

 Notes to Unaudited Consolidated Financial Statements For the Six Month Periods
                        Ended December 31, 1999 and 1998



(1)  Unaudited Financial Statements

     The accompanying unaudited consolidated financial statements of CorVu Corporation and Subsidiaries have been prepared by the Company in accordance with generally accepted accounting principles for interim financial information, pursuant to the rules and regulations of the Securities and Exchange Commission. Pursuant to such rules and regulations, certain financial information and footnote disclosures normally included in the financial statements have been condensed or omitted. The results for the periods indicated are unaudited, but reflect all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of operating results.

(2)  Liquidity

     The accompanying interim consolidated financial statements are prepared assuming the Company will continue as a going concern. During the year ended June 30, 1999, the Company incurred an operating loss of $3,061,506 and used $1,391,656 of cash in operating activities. Subsequently, for the six month period ended December 31, 1999, the Company incurred an operating loss of $2,659,530 and used $1,703,629 of cash in operating activities. As of December 31, 1999, the Company had an accumulated deficit of $11,003,049, total stockholders' deficit of $3,200,947, and negative working capital of $3,372,043. Going forward the Company must raise additional cash either through raising additional capital or through profits from operations. During the years ended June 30, 1999 and June 30, 1998, the Company raised capital of $216,471 and $293,550, respectively. Subsequent to June 30, 1999, the Company has raised an additional $4.3 million in convertible debt and equity financing.

     Management anticipates that the impact of certain subsequent activities, as well as the actions listed below, will generate sufficient cash flows to fund the Company's future operations.

     1. Continue to increase the Company's revenues from software licenses and other revenue sources.

     2.   Increase the level of indebtedness.

     3.   Solicit additional equity investment in the Company.

     4. Reduce operating costs, as deemed necessary, in the event the sales of product licenses and/or additional equity or debt financing do not generate adequate proceeds.

(3)  Note Payable

     In February 1998, the Company entered into a loan agreement in the amount of $927,014 with a third party lender. During fiscal 1999, the Company borrowed an additional $479,986. The note is secured by the assets of the Company. The interest rate on the outstanding principal balance is based on an index defined in the loan agreement plus 3%, with interest due monthly. On June 30, 1999 and 1998 the interest rates were 8.05% and 8.30%, respectively. The outstanding principle balance became due on December 15, 1999. Subsequently, the Company repaid $600,000 and continues discussions with the lender regarding repayment of the remaining balance.

(4)  Convertible Bridge Loan

     On November 15, 1999, the Company entered into two loan agreements with third parties totaling $500,000. The outstanding principal was due on March 14, 2000. Interest was charged at a rate of 10% per annum. In addition, the agreements called for the issuance of warrants to purchase up to 450,000 shares of common stock at an exercise price of $.01 per share. After the merger of CorVu with and into Minnesota American, Inc., the outstanding principal and interest was converted into a total of 285,702 shares of common stock of our Company, at a price of $2 per share. The Company has recorded in the fiscal quarter ended December 31, 1999 a non-cash expense of approximately $137,000 to reflect the fair value of the warrants issued using the Black-Scholes pricing model over the period the bridge loan was outstanding during that quarter. An additional non-cash expense of approximately $46,000 will be recorded in the fiscal quarter ended March 31, 2000 to reflect the fair value of the warrants through the date the note was converted into common stock. In addition, the Company recorded a non-cash expense of approximately $134,000 during the six month period ended December 31, 1999 to reflect the difference between the $2 per share conversion price and $3 per share. The fair value of the warrants and the conversion feature were determined to be $1,345,000 and $250,000, respectively. The value of the unamortized discount at the time of the conversion will be charged to Additional Paid-in Capital.

(5)  Equity Financing

     Subsequent to December 31, 1999 and through March 15, 2000, CorVu raised a total of $1.2 million from the sale of common stock (priced at $2 per share). In connection with some of the transactions, the Company also issued warrants to purchase up to 375,000 shares of common stock at exercise prices ranging from $2 to $8 per share.

     In addition, as part of the reverse merger transaction discussed in Note 6, the Company received $950,000 in equity financing from Minnesota American, Inc.

(6)  Agreement and Plan of Reorganization

     On January 14, 2000, the Company completed a reverse merger transaction with Minnesota American, Inc. (MNAC). The merger resulted in shareholders of the Company and MNAC owning approximately 74 percent and 26 percent, respectively of the outstanding shares of the combined entity. The shares of MNAC were quoted on the Over-the-Counter Bulletin Board (OTCBB) of the National Association of Securities Dealers (NASD). The combined entity changed its name to CorVu Corporation and continues CorVu's business operations. The Company issued 345,806 common shares and paid $47,500 to its business advisor at closing in exchange for services. In addition, the Company granted its business advisor a five-year warrant to purchase up to 185,572 common shares at $5.3125 per share. For accounting purposes, the Company has estimated the value of the stock and warrants issued to be $5.3125 per share, the closing trading price of the stock on the date of the merger and, accordingly, will record a charge of approximately $2,124,000 in the nine month period ending March 31, 2000. This charge will be recorded in the fiscal quarter ended March 31, 2000 as a $950,000 reduction to Additional Paid-in Capital based on the amount of cash received in the merger, with the remainder ($1,174,000) shown as an operating expense.

     Total number of shares authorized after the merger is 100,000,000 which consists of 75,000,000 shares of common stock, 1,000,000 shares of Series A Convertible Preferred Stock, and 24,000,000 undesignated shares. As of March 15, 2000, there were 18,271,577 shares of CorVu common stock outstanding. Adjusted by the conversion ratio of 1.125 used in the merger, common shares outstanding as of December 31, 1999 and June 30, 1999 are 12,855,262 and 11,432,475, respectively.

     As of March 15, 2000, options and warrants outstanding are as follows (adjusted for the conversion ratio of the merger):

                                                Number          Range of
                                               Of Shares       Exercise Price

            Stock options outstanding          3,826,250      $0.13 to $2.67

            Stock options exercisable          1,792,818      $0.13 to $2.67

            Warrants outstanding               1,674,072      $0.01 to $8.00

            Warrants exercisable               1,674,072      $0.01 to $8.00



(7)  Director Advance

     In March 2000, the Company received a short-term loan for the principal amount of $300,000 from a director. The loan is due on April 30, 2000. Interest is payable based upon a bank index rate plus 2% (11% as of March 31, 2000). The Company did not repay this short-term loan on April 30, 2000 and is currently discussing repayment terms with this director.

                               CorVu Corporation
                            PRO FORMA BLAANCE SHEET

                                            Pro Forma
                                MNAC       Discontinued Pro Forma   Other Pro     MNAC As     CorVu Corp.                Pro Forma
                               Historical   Operations  Equity Sale  Forma       Adjusted     Historical  Pro Forma       Combined
                                12/31/99   Favorite Mem LockerMate  Adjustments  12/31/99      12/31/99   Adjustments    CorVu MNAC
                                               (A)         (B)
Current Assets
Cash                            $199,913     (8,890)(1) (196,965)   (161,058)(4)  $950,000       227,914                  1,177,914
                                                       1,200,000     (2)
                                                         (83,000)    (3)
Accts. Receivable                  8,535     (2,997)(1)   (5,538)                        -     3,860,993                  3,860,993
Inventory                        340,210    (51,459)    (288,751)                        -            0                        -
Deferred Income Tax Asset        194,600                (194,600)                        -            0                        -
Prepaid Expenses                  11,319       (364)     (10,955)                        -        57,082                     57,082

Total Current Assets             754,577    (63,710)     420,191    (161,058)      950,000     4,145,989          0       5,095,989

Other Assets                      13,789    (13,927)         138                         -            0                        -

Investments                       50,000                             (50,000)(5)         -                                     -

Property & Equipment, net        270,129     (2,049)    (268,080)                        -       171,096                    171,096
                               --------------------    ---------                             ----------------------      ----------
   Total Assets                1,088,495    (79,686)     152,249                               4,317,085          0       5,267,085
                               ====================    =========                             ======================      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Notes Payable-Bank               $50,000                             (50,000)(4)         -            0                        -
Accounts Payable                 161,180    ($8,409)(1) (152,771)                        -     1,987,965                  1,987,965
Accrued Compensation                                                                           1,740,738                  1,740,738
Deferred Revenue                                                                               1,613,505                  1,613,505
Accrued Interest                                                                                  48,155                     48,155
Accrued Expenses/Customer Deposits 2,600    ($3,478)(1)      878                         -       312,349                    312,349
Note Payable                                                                                   1,663,500                  1,663,500
Director Advances                                                                                151,820                    151,820

  Total Current Liabilities      213,780    (11,887)    (151,893)    (50,000)            -     7,518,032                  7,518,032

Long Term Liabilities
Deferred Income Tax Liability     44,100                 (44,100)                        -            0                           0


  Total Liabilities              257,880    (11,887)    (195,993)    (50,000)            0     7,518,032                  7,518,032

Stockholders Equity
Series A Convertible Preferred
  Stock; par value $10; issued
  and outstanding 1999 56,726
  shares                          40,630                                            40,530            0                      40,530
Common Stock, Par Value $.01
  issued and outstanding
  3,809,610 shares                43,252                                            43,252            0  ($43,252)(7)             0
Common Stock, Par Value $.01
  issued and outstanding
  11,426,893                                                                                     114,269 ($114,269)(7)            0
Common Stock, Par Value $.01
  issued and outstanding
  17,180,586 (6)                                                                                          $171,805 (7)      171,805
Additional Paid in Capital     1,755,424                                         1,755,424     8,164,629 ($903,490)(6)(7) 9,016,563

Accumulated Deficit           (1,008,591)  ($67,799)     431,242                  (645,148)  (11,003,049)  889,206 (6)  (11,003,049)

                                                         (83,000)(3)(161,058)(4,5)(244,058)
Deferred Compensation                                                                           (725,550)                  (725,550)
Foreign Currency Translation Adjustment                                                          248,754                    248,754

Total Shareholders Equity        830,615    (67,799)     348,242    (161,058)      950,000    (3,200,947)                (2,250,947)
                               --------------------    ---------                              -------------------       -----------
  Total Liabilities & Equity   1,088,495    (79,686)     152,249                               4,317,085        0         5,267,085



(A) Reflects the adjustments to the balances of Favorite Memories, Inc., a wholly owned subsidiary of Minnesota American, Inc. ("MNAC"), for discontinued operations pursuant to the terms of the merger agreement.

(B) Reflects the adjustments to the balances of LockerMate Corporation, a wholly owned subsidiary of MNAC, for the equity sale of LockerMate and the associated sales transactions (See Footnote 2 and 3) pursuant to the terms of the merger agreement.

(1) Assumes payment of all accounts payable and accrued liabilities and collection of all accounts receivable.

(2) Cash proceeds from LockerMate sale per the Stock Purchase Agreement dated December 17, 1999.

(3) Estimated selling expenses to include 4% Finders Fee ($48,000) on sale of LockerMate; estimated legal & accounting expenses of $25,000 and estimated miscellaneous expenses of $10,000.

(4) Assumes payment of $50,000 Note Payable and merger expenses estimated at approximately $111,058 of legal, accounting fees and miscellaneous expenses.

(5) To adjust for the exclusion of the investment in flowersngifts.com which is not to be included as part of the combined company.

(6) The accumulated deficit of MNAC was eliminated in the proforma adjustment with the corresponding entry to Additional Paid-in Capital

(7) To calculate "new" CorVu common stock, shares in "old" Corvu were converted at a rate of 1.125 and were then combined with MNAC common stock.

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors
Minnesota American, Inc.
Minnetonka, Minnesota


         We have audited the accompanying consolidated balance sheets of Minnesota American, Inc. and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minnesota American, Inc. and subsidiaries at September 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.





                                            /s/  VIRCHOW, KRAUSE & COMPANY, LLP


Bloomington, Minnesota
November 17, 1999

                            MINNESOTA AMERICAN, INC.

                           CONSOLIDATED BALANCE SHEETS
                           September 30, 1999 and 1998


             ASSETS (Note 2)                                                              1999                 1998
                                                                                     --------------       --------------

CURRENT ASSETS:
    Cash and cash equivalents                                                        $      253,288       $      371,382
    Trade accounts receivable, less allowance for doubtful
        accounts 1999 $20,123; 1998 $15,000 and allowance
        for sales returns 1999 $590,598; 1998 $370,447 (Note 7)                             133,366               80,732
    Inventories                                                                             442,455              278,052
    Deferred income tax assets (Note 5)                                                     194,600              149,900
    Prepaid expenses and other                                                               20,016               29,599
                                                                                     --------------       --------------
             Total current assets                                                         1,043,725              909,665

OTHER ASSETS                                                                                 29,214               15,365

INVESTMENTS                                                                                  50,000                -

EQUIPMENT (Notes 6 and 8):
    Furniture and equipment                                                                 108,113               97,063
    Dies and molds                                                                          532,277              596,835
                                                                                     --------------       --------------
                                                                                            640,390              693,898
    Less accumulated depreciation                                                           388,310              433,828
                                                                                     --------------       --------------
                                                                                            252,080              260,070
                                                                                     --------------       --------------

                                                                                     $    1,375,019       $    1,185,100
                                                                                     ==============       ==============

        LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current maturity of capital lease obligation                                     $        -           $        2,859
    Note payable, bank (Note 2)                                                              50,000                -
    Accounts payable                                                                        278,280              207,819
    Accrued liabilities                                                                      24,817               23,892
    Customer deposits                                                                         4,462                4,462
                                                                                     --------------       --------------
             Total current liabilities                                                      357,559              239,032

DEFERRED INCOME TAX LIABILITY (Note 5)                                                       44,100               36,900

COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENT
    (Notes 3, 8 and 12)

STOCKHOLDERS' EQUITY:
    Series A convertible preferred stock, par value $10 per share, authorized
        1,000,000 shares; issued and outstanding
        1999 56,726; 1998 69,826 shares (Note 3)                                            488,943              601,857
    Common stock, par value $.01 per share; authorized 10,000,000 shares; issued and outstanding 1999 3,809,610;
        1998 3,532,810 shares (Notes 3 and 4)                                                38,096               35,328
    Additional paid-in capital                                                            1,291,908            1,146,712
    Accumulated deficit                                                                    (845,587)            (874,729)
                                                                                     --------------       --------------
                                                                                            973,360              909,168
                                                                                     --------------       --------------

                                                                                     $    1,375,019       $    1,185,100
                                                                                     ==============       ==============



See Notes to Consolidated Financial Statements.

                            MINNESOTA AMERICAN, INC.

                        CONSOLIDATED STATEMENTS OF INCOME
                     Years Ended September 30, 1999 and 1998


                                                                                          1999                 1998
                                                                                     --------------       --------------

Net sales (Note 7)                                                                   $    2,628,837       $    2,888,564
Cost of goods sold                                                                        1,371,392            1,586,299
                                                                                     --------------       --------------
             Gross profit                                                                 1,257,445            1,302,265

Selling, general and administrative expenses                                              1,196,082            1,006,165
Impairment loss (Note 6)                                                                      -                   60,000
                                                                                     --------------       --------------

             Operating income                                                                61,363              236,100

Other income (expense):
    Interest income                                                                           3,616                1,327
    Interest expense                                                                        (20,466)             (30,207)
    Gain on disposal of assets                                                                8,942                -
                                                                                                                       -
    Other expense                                                                           (12,785)               -
                                                                                     --------------       --------------
                                                                                            (20,693)             (28,880)
                                                                                     --------------       --------------

             Income before income taxes and extraordinary item                               40,670              207,220

Federal and state income tax benefits (Note 5)                                               33,858               94,530
                                                                                     --------------       --------------

             Income before extraordinary item                                                74,528              301,750

Extraordinary item (Note 10)                                                                  -                   86,816
                                                                                     --------------       --------------

             Net income                                                              $       74,528       $      388,566
                                                                                     ==============       ==============


Basic earnings per share (Note 11):
    Income before extraordinary item                                                 $          .01       $          .07
                                                                                     ==============       ==============

    Net income                                                                       $          .01       $          .10
                                                                                     ==============       ==============

Diluted earnings per share (Note 11):
    Income before extraordinary item                                                 $          .01       $          .07
                                                                                     ==============       ==============

    Net income                                                                       $          .01       $          .10
                                                                                     ==============       ==============




See Notes to Consolidated Financial Statements.

                            MINNESOTA AMERICAN, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     Years Ended September 30, 1999 and 1998


                                              Series A Convertible                       Additional
                                                 Preferred Stock       Common Stock        Paid-In     Accumulated
                                             Shares   Amount        Shares      Amount     Capital       Deficit         Total
                                           --------  ---------   -----------   --------   -----------   -----------    -----------

Balance, September 30, 1997                  69,826  $ 601,857     3,532,810   $ 35,328   $ 1,146,712   $(1,217,908)   $   565,989
    Cash dividend paid on preferred stock      --         --            --         --            --         (45,387)       (45,387)
    Net income                                 --         --            --         --            --         388,566        388,566
                                           --------  ---------   -----------   --------   -----------   -----------    -----------

Balance, September 30, 1998                  69,826    601,857     3,532,810     35,328     1,146,712      (874,729)       909,168
    Cash dividend paid on preferred stock      --         --            --         --            --         (45,386)       (45,386)
    Exercise of stock options                  --         --         172,000      1,720        33,330          --           35,050
    Preferred stock conversions             (13,100)  (112,914)      104,800      1,048       111,866          --             --
    Net income                                 --         --            --         --            --          74,528         74,528
                                           --------  ---------   -----------   --------   -----------   -----------    -----------

Balance, September 30, 1999                  56,726  $ 488,943     3,809,610   $ 38,096   $ 1,291,908   $  (845,587)   $   973,360
                                           ========  =========   ===========   ========   ===========   ===========    ===========



See Notes to Consolidated Financial Statements.

                            MINNESOTA AMERICAN, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years Ended September 30, 1999 and 1998


                                                                                          1999                 1998
                                                                                     --------------       --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                       $       74,528       $      388,566
    Adjustments to reconcile net income to cash
        provided by (used in) operating activities:
        Depreciation and amortization                                                        66,997               56,513
        Provision for allowance for doubtful accounts and returns                           225,274               65,447
        Loss on impairment of assets                                                          -                   60,000
        Gain on disposal of equipment                                                        (8,942)               -
        Deferred income taxes                                                               (37,500)             (67,500)
        Settlement of liabilities                                                             -                 (115,755)
        (Increase) decrease in assets:
             Trade accounts receivable                                                     (277,908)             413,546
             Inventories                                                                   (164,403)             (40,390)
             Prepaid expenses and other                                                       9,583              (18,057)
             Other assets                                                                   (13,849)               7,233
        Increase (decrease) in liabilities:
             Accounts payable                                                                70,461               56,169
             Accrued liabilities                                                                925              (42,350)
                                                                                     --------------       --------------
             Net cash provided by (used in) operating activities                            (54,834)             763,422

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of equipment                                                                   (65,065)             (69,007)
    Proceeds from sale of equipment                                                          15,000                -
    Purchase of investment securities                                                       (50,000)               -
                                                                                     ---------------      --------------
             Net cash used in investing activities                                         (100,065)             (69,007)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowings (payments) on revolving promissory note                                    -                 (161,871)
    Payments on note payable, bank                                                            -                 (150,000)
    Borrowings on note payable, bank                                                         50,000                -
    Principal payments on capital lease                                                      (2,859)              (5,459)
    Dividends paid                                                                          (45,386)             (45,387)
    Exercise of stock options                                                                35,050                -
    Payments on notes payable, stockholders                                                   -                   (1,000)
    Payments on note payable, other                                                           -                   (1,600)
                                                                                     --------------       --------------
             Net cash provided by (used in) financing activities                             36,805             (365,317)

             Increase (decrease) in cash and cash equivalents                              (118,094)             329,098

Cash and cash equivalents:
    Beginning                                                                               371,382               42,284
                                                                                     --------------       --------------

    Ending                                                                           $      253,288       $      371,382
                                                                                     ==============       ==============



See Notes to Consolidated Financial Statements.

                            MINNESOTA AMERICAN, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended September 30, 1999 and 1998


Note 1.       Nature of Business and Significant Accounting Policies:

              Nature of business:

              The Company currently has two wholly-owned subsidiaries, LockerMate Corporation ("LockerMate") and Favorite Memories, Inc.

              LockerMate designs and markets specialty consumer locker shelving and accessory organizer products. Promotion of products is accomplished through trade shows, cooperative advertising, direct mail and cross-marketing. Products are sold through manufacturers representatives servicing most of the United States. LockerMate's products are primarily sold by large discount retailers, discount drug retailers, schools, specialty retailers, catalog companies and grocery chains. LockerMate uses turn-key out-sourcing for production, warehousing and shipping under an agreement expiring on December 31, 1999, with automatic renewal on a calendar year basis. Historically, most of the Company's sales occur between May and August.

              Favorite Memories, which was in the development stage, markets photograph and memorabilia albums. Products are primarily sold by large discount retailers throughout the United States. Subsequent to year-end, the Company resolved to cease operations of the subsidiary although no formal plan of disposal has been determined. The Company and the prior owner of the trademark are in discussions regarding the conveyance of certain assets of Favorite Memories to the prior owner.

              In February 1995, certain assets of Access Mobility Systems, Inc. (a former subsidiary) including patents, customer lists and product names were sold and operations ceased. The sale of the subsidiary provides for receipts of royalty fees over a five-year period up to a maximum of $400,000. No royalties were received during the years ended September 30, 1999 and 1998. Remaining assets are in the process of being collected/liquidated and payables are being paid on a pro rata basis as funds are received or settled for cash amounts when possible.

              Principles of consolidation:

              The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

              A summary of the Company's significant accounting policies follows:

              Cash and cash equivalents:

              Cash includes checking deposits, savings accounts, money market funds and interest-bearing investments with original maturities of three months or less at the time of purchase. Cash on deposit in excess of FDIC and similar insurance coverages are subject to the usual banking risks of funds in excess of those limits.

              Investments:

              Investments market value in private company stocks are not readily determinable and are therefore carried at estimated fair market value as determined by management. The Company has recorded no unrealized gains (losses) since fair market value estimates cost.

Note 1.      Nature of Business and Significant Accounting Policies (Continued):

              Inventories:

              Inventories are stated at the lower of cost (first-in, first-out method) or market. Included in inventories are the deferred cost of estimated sales returns which were approximately $163,000 and $87,000 at September 30, 1999 and 1998, respectively.

              Equipment:

              Equipment is stated at cost. Betterments and renewals that extend the life of an asset are capitalized and depreciated. Depreciation for financial reporting purposes for furniture and equipment is provided principally on the straight-line method based upon an estimated five year useful life. Dies and molds used in inventory production are depreciated using the units of production method. Depreciation and amortization expense on equipment was $66,997 and $56,513 during the years ended September 30, 1999 and 1998, respectively.

              Income taxes:

              Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

              Stock based compensation:

              The Company accounts for its stock compensation plans in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." The disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," are included in Notes 3 and 4.

              Per share information:

              Beginning with the year ended September 30, 1998, the Company was required to adopt Financial Accounting Standards Board No. 128, "Earnings Per share" and retroactively adjust previously reported EPS amounts, if necessary, to the revised calculations. The new standard requires the presentation of basic earnings per share and diluted earnings per share, instead of primary and fully diluted earnings per share as previously required.

              Recognition of revenue:

              The Company records sales when products are shipped. Some product sales are made with the right of return on unsold units. Estimated reserves for future returns are established by management based on customer sales and historical experience. Deferred costs, which include the estimated value of projected product returns, are included in inventories.

              Advertising:

              The Company expenses advertising costs as incurred. The Company participates in a cooperative advertising program with its customers. These costs are estimated by the Company at the time of the sale of product to its customer. Total advertising expense for the periods ended September 30, 1999 and 1998 was approximately $123,000 and $86,000, respectively.

Note 1.      Nature of Business and Significant Accounting Policies (Continued):

              Credit risk:

              The Company grants credit to customers, most of which are retailers and schools located throughout the United States. The Company reviews customers' credit history before extending credit and establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information. At September 30, 1999 and 1998, the Company had significant amounts recorded as receivables from its major customers (see Note 7).

              Estimates and assumptions:

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant estimates in these financial statements include the lives used for depreciation of equipment, molds and dies, calculation of reserves for returns, inventory valuations, valuation of deferred tax assets and collectability of receivables. Actual results could differ from those estimates.


Note 2.       Notes Payable - Bank:

              In March 1999, the Company and a stockholder jointly obtained a bank note in the amount of $50,000. The note payable matures September 2000 and interest is payable monthly at the base rate (8.25% at September 30, 1999) plus .05%.

              In March 1999, the Company obtained bank financing for LockerMate Corporation in the form of a $1,300,000 revolving line of credit and for Favorite Memories, Inc. in the form of a $400,000 revolving line of credit, both of which expire in March 2000 and are due upon demand. No balance is outstanding at September 30, 1999. Interest accrues at the bank's base rate (8.25% at September 30, 1999) plus 2%. The line of credit is secured by substantially all assets and is personally guaranteed. Line of credit financing for an amount up to $1,300,000 with similar terms for LockerMate Corporation expired in March 1999.


Note 3.       Stockholders' Equity:

              Stock warrants:

              As of September 30, 1999, there were warrants outstanding to purchase 365,000 shares of the Company's common stock at prices ranging from $.30 to $.875 per share, expiring at various dates from March 2001 to February 2004. No warrants were outstanding as of September 30, 1998. During the years ended September 30, 1999 and 1998, no shares were issued through the exercise of warrants.

              Stock options:

              Directors, officers and employees have unexpired options to purchase common stock of the Company. At September 30, 1999, stock options to purchase 377,000 shares of common stock at prices ranging from $.13 to $.92 per share were outstanding. Activity for the plan is as follows:

                                                     Options           Price
                                                   Outstanding       Per Share

                 Balance, September 30, 1997            367,500   $  .13 - .625
                    Granted                              64,000   $  .20
                    Cancelled                           (32,500)  $  .50
                                                 --------------
                 Balance, September 30, 1998            399,000   $  .13 - .625
                    Granted                             204,000   $  .30 - .92
                    Exercised                          (172,000)  $  .13 - .50
                    Cancelled                           (54,000)  $  .13 - .625
                                                 --------------
                 Balance, September 30, 1999            377,000
                                                 ==============

                 Exercisable, September 30, 1999        232,000   $ .13 - .92
                                                 ==============

              The options will expire at various dates from November 1999 to February 2008.

              Series A Convertible Preferred Stock:

              In April 1993, the Company issued 69,826 shares of $10 par value Series A Convertible Preferred Stock in a private placement. The Series A Convertible Preferred Stock bears a 6.5% cumulative dividend rate payable on January 1 and July 1 of each year. Each share of Series A Convertible Preferred Stock is convertible into eight shares of common stock. The holder of each share of Series A Convertible Preferred Stock is entitled to eight votes, subject to adjustment. Upon an involuntary or voluntary liquidation or dissolution of the Company at any time, the holders of the Series A Convertible Preferred Stock are entitled to receive a liquidation preference of $10 per share. The preferred stock may be called for redemption in whole or in part by the Company for a redemption price of $11.70.

              During the period ending September 30, 1999, 13,100 shares of $10 par value Series A Convertible Preferred Stock were converted.


Note 4.       Stock Based Compensation:

              In 1993, the Company established a stock incentive plan for the benefit of its employees. The Company also has granted options to its directors that are not part of the incentive plan. The Company applies APB Opinion 25 and related interpretations in accounting for its plans. No compensation cost has been recognized in these financial statements as the exercise prices were higher than the market prices at the grant dates. The Company estimates there would have been only a negligible effect on net income and earnings per share had the options values been determined based on the fair value method prescribed by SFAS No. 123.

Note 5.       Income Taxes:

              The provision for income taxes for the years ended September 30, 1999 and 1998 consists of the following:

                                                       1999           1998
                                                     --------       --------
                 Current tax expense (benefit)       $  3,642       $    500
                 Deferred tax expense (benefit)       (37,500)       (95,030)
                                                     ---------      --------
                                                     $(33,858)      $(94,530)
                                                     ========       ========

              The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended September 30, 1999 and 1998 due to the following:

                                                                         1999            1998
                                                                       --------       ---------
                 Computed "expected" federal tax expense               $ 13,000       $  64,000
                 Increase (decrease) in income taxes resulting from:
                    State income taxes, net of federal tax benefit        2,700          13,600
                    Nondeductible expenses                                  900             800
                    Change in valuation allowance and benefit of
                       net operating loss carryforwards, net            (50,458)       (172,930)
                                                                       ---------      ----------
                                                                       $(33,858)      $ (94,530)
                                                                       ========       =========

              Components of deferred tax assets and liabilities as of September 30, 1999 and 1998 are as follows:

                                                                         1999           1998
                 Deferred tax liabilities:
                    Tax depreciation in excess of financial
                       reporting depreciation                          $ 44,100       $  36,900

                 Deferred tax assets:
                    Accounting reserves                                 111,900          96,400
                    Net operating loss carryforward                      91,500         124,500
                    Other                                                13,000          11,500
                                                                       --------        --------
                                                                        216,400         232,400
                    Valuation allowance                                 (21,800)        (82,500)
                                                                       --------        --------
                    Net deferred tax assets                             194,600         149,900
                                                                       --------        --------

                 Net deferred tax assets (liabilities)                 $150,500       $ 113,000
                                                                       ========       =========

              At September 30, 1999, net operating loss carryforwards of approximately $199,000 and $223,000 are available for future reductions of federal and state taxable income, respectively. These carryforwards are subject to various limitations and expire at various dates through the year ended September 30, 2019. The Company has assessed its past earnings history and trends and expiration dates of the carryforwards and periodically revises its valuation allowance with regards to deferred tax assets. The Company will continue to review this valuation allowance and make adjustments as appropriate. In addition, federal tax rules impose limitations on the utilization of loss carryforwards following certain changes in ownership. If such changes were to occur, the limitation could reduce the amount of benefits that would be available to offset future taxable income each year, starting with the year of ownership change.

Note 6.       Loss on Impairment:

              During 1998, the Company recorded impairment losses related to molds not currently being utilized in operations. The losses were recorded in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires losses to be recognized when the sum of the expected future cash flows is less than the carrying value of the asset. The expected future cash flows was based on the estimated sales prices of the molds as determined by the Company's management.


Note 7.       Significant Customers:

              Three customers accounted for 65% of net sales for the year ended September 30, 1999, with approximately $597,000 in accounts receivable at September 30, 1999.

              Three customers accounted for 70% of net sales for the year ended September 30, 1998, with approximately $348,000 in accounts receivable at September 30, 1998.


Note 8.       Commitments and Contingencies:

              The Company leases office space under an agreement classified as an operating lease. Under the terms of this lease, the Company is required to pay a base rent plus a pro rata share of operating costs each month. The monthly base rent is $2,358 beginning July 1997 and continues until the lease's termination in December 2001. Total rent expense under this agreement for the years ended September 30, 1999 and 1998 was $37,672 and $35,159, respectively.

              The Company also rents warehouse space under an operating lease arrangement. This agreement requires monthly payments of $1,750 during the non-shipping season. The agreement expires January 2000 and renews automatically for successive one year periods. Rent expense for warehouse space was $12,321 and $13,077 during the years ended September 30, 1999 and 1998, respectively.

              In April 1994, the Company recorded a $20,446 five year 16.19% capital lease for the purchase of computer equipment, of which $2,859 was outstanding at September 30, 1998 and was paid off during the period ending September 30, 1999.

              The Company has an employment agreement with one of its executives. The Company is required to compensate the individual in accordance with the terms of the agreement. The agreement expires on January 2000 and renews automatically for successive one-year periods unless either party gives the other party 30 days written notice prior to the expiration of the agreement of their intent not to renew the agreement.

              The Company has a financial consulting agreement with independent consultants that in consideration of certain performed services the Company issued 300,000 stock purchase warrants at an exercise price of $.30 per share. The warrants have a term of five years and contain a cashless exercise provision. In addition, if the LockerMate and Favorite Memories subsidiaries are sold to a third party, the Company is required to pay the consultants a cash fee equal to 4% of the sale price.

Note 9.       Supplemental Disclosure of Cash Flow Information:

                                                    1999           1998
              Cash paid during the year for:
                 Interest                       $  20,466       $ 34,344
                 Income taxes                       3,642          1,859


Note 10.      Extraordinary Item:

              During the period ending September 30, 1998, the Company was in the process of settling liabilities incurred by its dissolved subsidiary, Access Mobility Systems, Inc. The Company recorded any income as a result of these settlements at the time of the settlement and payment. The extraordinary item of $86,816 represents a gain of $115,755, net of the related income tax effect of $28,939 for the period ended September 30, 1998.


Note 11.      Earnings Per Share:

              Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. The following reconciles amounts reported in the financial statements:

                                                           1999                                       1998
                                          ---------------------------------------   ---------------------------------------
                                            Income        Shares       Per Share       Income        Shares       Per Share
                                          (Numerator)  (Denominator)    Amount       (Numerator)  (Denominator)    Amount
              Income before
                 extraordinary item       $    74,528                               $   301,750
              Less preferred stock
                 dividends                     45,386                                    45,387
                                          -----------                               -----------
              Income available to
                 common stockholders -
                 basic earnings per share      29,142     3,603,828     $    .01        256,363     3,532,810      $    .07
                                                                        ========                                   ========



              Effect of dilutive securities:
                 Options and warrants           -           406,528                       -             -
                 Preferred stock
                    conversion                 45,386       453,808                      45,387       558,608
                                          -----------   -----------                 -----------   -----------

              Income available to
                 common stockholders -
                 diluted earnings per
                 share                    $    74,528     4,464,164     $    .01    $   301,750     4,091,418      $    .07
                                          ===========   ===========     ========    ===========   ===========      ========

              Options and warrants in 1998 were not considered in the above calculations because their exercise price was higher than the average market price of common stock during the periods.

Note 12.      Subsequent Event:

              On November 17, 1999, the Company entered into a plan of reorganization and agreement with another company to merge such entity into Minnesota American, Inc. Each share of common stock issued and outstanding in the merging entity shall be converted to
              1.125 shares of common stock of Minnesota American, Inc. Each share of common and preferred stock issued and outstanding in Minnesota American, Inc. will remain unchanged by the merger. Each option and warrant to purchase shares of the merging entity will also be assumed by Minnesota American, Inc. at the conversion rate. The agreement calls for Minnesota American, Inc. to sell, transfer or otherwise dispose of all or substantially all of the assets or capital stock of its wholly-owned subsidiaries, LockerMate Corporation and Favorite Memories, Inc. After such sale transactions take place, Minnesota American, Inc. is required to meet various minimum consideration and net worth requirements to consummate the merger.

                            MINNESOTA AMERICAN, INC.

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1999 and 1998

                    ASSETS                                                       1999                      1998
                                                                           ---------------           --------------

CURRENT ASSETS:
     Cash and cash equivalents                                             $      199,913            $     110,665
     Trade accounts receivable net of allowances                                    8,535                    1,599
     Inventories                                                                  340,210                  250,368
     Deferred income tax assets                                                   194,600                  223,300
     Prepaid expenses and other                                                    11,319                   28,176
                                                                             -------------              -----------
                    Total current assets                                          754,577                  614,108

OTHER ASSETS                                                                       13,789                   24,396

INVESTMENTS                                                                        50,000                        0

EQUIPMENT
     Furniture and equipment                                                      110,020                  104,869
     Dies and molds                                                               552,352                  601,135
                                                                             -------------              -----------
                                                                                  662,372                  706,004
     Less accumulated depreciation                                                392,243                  439,376
                                                                             -------------              -----------
                                                                                  270,129                  266,628

                                                                             -------------              -----------
                                                                           $    1,088,495            $     905,132
                                                                             =============              ===========

                    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Current maturity of capital lease obligation                          $            0            $       1,677
     Note payable, bank                                                            50,000                        0
     Accounts payable                                                             161,180                   48,530
     Accrued liabilities                                                            2,600                   13,995
                                                                             -------------              -----------
                    Total current liabilities                                     213,780                   64,202

DEFERRED INCOME TAX LIABILITY                                                      44,100                   36,900

COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENT

STOCKHOLDERS' EQUITY
     Series A convertible preferred stock, parvalue $10 per share,                 40,530                  601,857
        authorized 1,000,000 shares; issued and outstanding
        1999 4700; 1998 69,826
     Common stock, par value $.01 per share; authorized 10,000,000                 43,252                   35,327
        shares; issued and outstanding 1999 4,325,331;
        1998 3,532,810 shares
     Additional paid-in capital                                                 1,755,424                1,146,711
     Accumulated deficit                                                       (1,008,591)                (979,865)
                                                                             -------------              -----------
                                                                                  830,615                  804,030
                                                                             -------------              -----------

                                                                           $    1,088,495            $     905,132
                                                                             =============              ===========

                            MINNESOTA AMERICAN, INC.

                        CONSOLIDATED STATEMENTS OF INCOME
                    Quarters Ended December 31, 1999 and 1998

                                                                                       1999                       1998
                                                                                ----------------            ----------------

Net sales                                                                       $       162,849             $        49,860
Cost of goods sold                                                                       95,979                      24,029
                                                                                   -------------              --------------
         Gross profit                                                                    66,870                      25,831

Selling, general and administrative expenses                                            227,052                     206,435
                                                                                   -------------              --------------

         Operating income                                                              (160,182)                   (180,604)

Other income (expense)
     Interest income                                                                      1,868                       2,782
     Interest expense                                                                    (1,130)                       (316)
     Loss on sale of assets                                                             (20,008)                          0
     Other expense                                                                       16,449                           0
                                                                                   -------------              --------------
                                                                                         (2,822)                      2,467
                                                                                   -------------              --------------

         Income before income taxes                                                    (163,004)                   (178,137)

Federal and state income tax benefits                                                         0                      73,000
                                                                                   -------------              --------------

         Net Income                                                             $      (163,004)            $      (105,137)
                                                                                   =============              ==============


Basic earnings per share                                                        $         (0.04)            $         (0.03)
Weighted average shares outstanding                                                   4,067,470                   3,532,810

Diluted earnings per share                                                      $         (0.03)            $         (0.03)
Weighted average shares outstanding                                                   4,751,536                   3,532,810

                            MINNESOTA AMERICAN, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                    Quarters Ended December 31, 1999 and 1998

                                                                                     1999                        1998
                                                                              -----------------            ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                               $       (163,004)            $     (105,137)
     Adjustments to reconcile net income to cash
         provided by (used in) operating activities:
         Depreciation and amortization                                                   5,894                      6,525
         Provision for allowance for doubtful accounts and returns                    (274,969)                   (47,732)
         Loss on sale of assets                                                         20,008                          0
         Deferred income taxes                                                               0                    (73,400)
         (Increase) decrease in assets:
            Trade accounts receivable                                                  399,800                    126,865
            Inventories                                                                 98,080                     27,684
            Prepaid expenses and other                                                   8,697                      1,423
         Increase (decrease) in liabilities:
            Accounts payable                                                          (117,100)                  (159,289)
            Accrued liabilities                                                        (26,679)                   (14,359)
                                                                                 --------------              -------------
            Net cash provided by (used in) operating activities                        (49,273)                  (237,420)

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of equipment                                                             (24,361)                   (12,106)
     Purchase of trademarks                                                                  0                    (10,008)
                                                                                 --------------              -------------
            Net cash used in investing activities                                      (24,361)                   (22,114)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Principal payments on capital lease                                                     0                     (1,182)
     Exercise of stock options                                                          20,259                          0
                                                                                 --------------              -------------
            Net cash provided by (used in) financing activities                         20,259                     (1,182)

            Increase (decrease) in cash and cash equivalents                           (53,375)                  (260,716)

Cash and cash equivalents:
     Beginning                                                                         253,288                    371,382
                                                                                 --------------              -------------

     Ending                                                                   $        199,913             $      110,665
                                                                                 ==============              =============

                            MINNESOTA AMERICAN, INC.

      Footnotes to Consolidated Financial Statements for the Quarters Ended
                     December 31, 1999 and 1998 (Unaudited)

(1)  Unaudited Financial Statements

     The accompanying unaudited consolidated financial statements of Minnesota American, Inc. have been prepared by the Company in accordance with generally accepted accounting principles for interim financial information, pursuant to the rules and regulations of the Securities and Exchange Commission. Pursuant to such rules and regulations, certain financial information and footnote disclosures normally included in the financial statements have been condensed or omitted. The results for the periods indicated are unaudited, but reflect all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of operating results.

(2)  Agreement and Plan of Reorganization

     On January 14, 2000, the Company completed a reverse merger transaction with CorVu Corporation. The merger resulted in shareholders of the Company and CorVu owning approximately 26 percent and 74 percent, respectively, of the outstanding shares of the combined entity. The shares were quoted on the Over-The-Counter Bulletin Board (OTCBB) of the National Association of Securities Dealers (NASD). The combined entity changed its name to CorVu Corporation and continues CorVu's business operations.

(3)  Sale of Subsidiaries

     The Agreement and Plan of Reorganization stated in item (2) required Minnesota American, Inc. to sell, transfer or otherwise dispose of all or substantially all of the assets or capital stock of its wholly owned subsidiaries, LockerMate Corporation and Favorite Memories, Inc. In October, 1999, the Board of Directors passed a resolution to discontinue Favorite Memories' operations and in December 1999 all the assets of Favorite Memories were sold. The loss on the sale of assets was $20,008 and is reflected in the attached Consolidated Statements of Income for the Quarter ended December 31, 1999. In December, 1999, Minnesota American entered into a stock purchase agreement for the sale of all of the issued and outstanding capital stock of LockerMate Corporation for $1,200,000 to LAC, Inc., a corporation owned by certain members of management and other unrelated persons. The sale was consummated on January 14, 2000. A referral fee of $48,000 was paid to the consulting firm retained to assist in the sale of the subsidiaries.

                               PART III: EXHIBITS

Exhibit
Number   Description



2. Agreement and Plan of Reorganization between CorVu Corporation and Minnesota American, Inc., dated as of November 17, 1999.*
         Exhibits, Schedules and Attachments:
         Exhibit A: Plan of Merger*
         Exhibit B: Amended and Restated Articles of Incorporation of Minnesota American, Inc.*
         Exhibit C: Restated Bylaws of CorVu Corporation*
         Exhibit D: Registration Rights Agreement*
         CorVu Corporation Disclosure Schedule and Attachments**
         Minnesota American, Inc. Disclosure Schedule and Attachments**


3.1 Amended and Restated Articles of Incorporation of Minnesota American, Inc., as amended to date.*

3.2      Restated Bylaws of CorVu Corporation, as amended to date.*

4.       Rights of Shareholders of Series A Convertible Preferred Stock: see
         Article 3 of the Amended and Restated Articles of Incorporation of Minnesota American, Inc. (Exhibit 3.1).*

10.1 Subscription Agreement and Letter of Investment Intent, dated April 27, 1999, from Ismail Kurdi, accepted by CorVu Corporation, to Purchase 150,000 Shares of Common Stock and Warrants to Purchase 150,000 Shares of Common Stock of CorVu Corporation, including Warrant to Ismail Kurdi to Purchase 150,000 Shares of Common Stock of CorVu Corporation.*

10.2 Subscription Agreement and Letter of Investment Intent, dated June 30, 1999, from Ismail Kurdi, accepted by CorVu Corporation, to Purchase 125,000 Sharess of Common Stock and Warrants to Purchase 125,000 Shares of Common Stock of CorVu Corporation, including Warrant to Ismail Kurdi to Purchase 125,000 Shares of Common Stock of CorVu Corporation.*

10.3 Subscription Agreement and Letter of Investment Intent, dated June 30, 1999, from Ismail Kurdi to Subscribe for 395,000 Shares of Common Stock of CorVu Corporation in full satisfaction and payment of cash advances.*

10.4 Employment Agreement between CorVu Corporation and Justin MacIntosh, dated July 1, 1999.*

10.5 Employment Agreement between CorVu and David C. Carlson, dated July 15, 1996, amended July 20, 1998.*

10.6 Employment Agreement between CorVu and Alan M. Missroon, dated January 2, 1997.*

10.7 Sublease Agreement between Arcadia Financial Ltd. and CorVu North America for premises at 3400 West 66th Street, Edina, Minnesota; and Consent to Subletting of Premises, given by Landlord United Properties Investment Company.*

10.8 Commercial Lease between Viestall Pty. and CorVu Australasia Pty. Ltd., dated April 15, 1999, for the premises at Level 4, 1 James Place, North Sydney.*

10.9 Underlease between Michael John Haynes, Raymond John Evans, Terrance Guy Hawker and CorVu PLC and CorVu Corporation for premises at Craven House, 40 Uxbridge Road, London W5.*

10.10 Loan Agreement between CorVu Australasia Pty Ltd, CorVu North America, Inc., CorVu PLC and Integral Business Finance Pty. Limited.*

10.11 Specific and Floating Charge / Deed of Charge between CorVu Australasia Pty Ltd. and Integral Business Finance Pty. Limited.*


10.12 Letter Agreement between CorVu Corporation and Jon Adams Financial Co., L.L.P., dated 12 May, 1999, as amended October 27, 1999.***


10.13 Bridge Loan Agreement dated as of November 15, 1999 between CorVu Corporation and Gildea Management Company - The Network Funds, including Subordinated Unsecured Convertible Promissory Note for $250,000, and Warrant for up to 250,000 Shares of Common Stock of CorVu Corporation, both as of November 15, 1999.*

10.14 Bridge Loan Agreement dated as of November 15, 1999 between CorVu Corporation and Calton, Inc., including Subordinated Unsecured Convertible Promissory Note for $250,000, and Warrant for up to 250,000 Shares of Common Stock of CorVu Corporation, both as of November 15, 1999.*

10.15 CorVu Corporation 1996 Stock Option Plan, as amended through November 30, 1999 and approved by the shareholders at their meeting on January 13, 2000.*

10.16 Minnesota American, Inc. 1993 Stock Inventive Plan as amended and approved by the shareholders at their meeting on January 30, 1996.*


16. Letter from Virchow Krause & Company, LLP regarding change in certifying accountant.*

22.      List of the Subsidiaries of the Registrant.*

27.1     Financial Data Schedule for fiscal year 1999 (July 1, 1998 to June 30,
         1999).*

27.2 Financial Data Schedule for the first half of fiscal year 2000 (July 1, 1999 to December 31, 1999).*

----------------


*        Previously filed.
** Schedules and attachments have been omitted and will be provided to the Commission upon request.
*** Letter Agreement dated 12 May, 1999 previously filed; Amendment dated October 27, 1999 filed herewith.

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


CorVu Corporation

Date: May 18, 2000



By    /s/ David C. Carlson
      David C, Carlson, Chief Financial Officer